ROLLINS

2010 *annual report*

Building Value. Investing in Our Future.


ORKIN
ORKIN



Company Overview

Rollins, Inc. is a premier North American consumer and commercial service company consisting of its wholly-owned subsidiaries: Orkin LLC, HomeTeam Pest Defense, PCO Services, Western Pest Services, The Industrial Fumigant Company, Waltham Services, Crane Pest Control, and Trutech. The Company provides essential pest control services and protection against termite damage, rodents, and insects to more than 2 million customers in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, Asia, and the Mediterranean from over 500 locations. You can learn more about our subsidiaries by visiting our websites at www.orkin.com, www.pestdefense.com, www.orkincanada.ca, www.westernpest.com, www.indfumco.com, www.walthamservices.com www.cranepestcontrol.com, www.trutechinc.com, and www.rollins.com.

TABLE OF CONTENTS




Taexx

2010 Financial Highlights

OPERATIONS SUMMARY (IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009	2008	2007	2006
Revenues	$1,136,890	$1,073,958	$1,020,564	$ 894,920	$ 858,878
Income Before Income Taxes	143,545	126,291	112,954	104,913	95,159
Net Income	90,002	83,984	68,934	64,731	57,809
Earnings Per Share – Basic	0.61	0.56	0.46	0.43	0.38
Earnings Per Share – Diluted	0.61	0.56	0.45	0.43	0.37
Dividends Per Share	0.24	0.19	0.17	0.13	0.11
OTHER DATA					
Net cash provided by operating activities	$ 124,053	$ 110,846	$ 90,744	$ 88,762	$ 85,201
Net cash used in investing activities	(47,645)	(26,562)	(166,717)	(22,754)	(27,981)
Net cash provided by (used in) financing activities	(65,497)	(89,753)	21,032	(59,798)	(36,389)
Depreciation	15,975	15,874	14,205	13,677	12,976
Amortization of intangible assets	20,433	21,295	19,238	13,391	13,884
Capital expenditures	(13,036)	(15,740)	(14,815)	(16,244)	(18,729)
BALANCE SHEET DATA AT END OF YEAR					
Current assets	$ 151,021	$ 120,530	$ 116,838	$ 160,240	$ 151,073
Total assets	619,014	566,496	572,517	475,228	453,175
Line of credit	26,000	30,000	65,000	–	–
Stockholders' equity	$ 297,970	$ 264,566	$ 228,433	$ 233,553	$ 211,459
Number of shares outstanding at year-end	147,181	148,357	150,062	150,954	152,755
Closing price as of December 31st	$19.75	$12.85	$12.05	$12.80	$9.83
Shares Acquired	1,889	2,515	2,077	3,561	2,265

ROLLINS, INC. AND SUBSIDIARIES

All earnings per share and dividends per share have been restated for the 2010 and 2007 three-for-two stock split effective December 10, 2010, and December 10, 2007, respectively.

Shareholder Letter

At Rollins, we believe that if we are not moving forward, we are falling behind. Living with the status quo or being satisfied with our accomplishments is not in our culture. The concept of continual improvement causes us to keep one eye on the future, which motivates us to make investments that will be beneficial to our performance in the years to come.

In 2010, we pursued more efficient and cost effective technology, and we acquired companies that will expand our service offerings and presence in critical markets. These investments enabled us to deliver better pest control solutions for our customers. In turn, our clients demonstrated their loyalty and satisfaction by maintaining our relationship and often expanding their use of our services. As a result, this year we achieved record-setting customer retention and financial performance. Clearly, our investments continue to build value for customers, employees and shareholders.

ANOTHER RECORD YEAR

For the 13th consecutive year, Rollins posted record results in revenues and profits. In 2010, Rollins experienced strong revenue growth, with revenues increasing to $1.137 billion, 5.9% over last year's $1.074 billion. Residential pest control revenues grew an impressive 5.5%, the highest growth rate since 2006. Commercial revenues increased 6.9% aided by solid increases in fumigations and termite services. These strong revenue results contributed to net income of $90.0 million, a 7.2% increase or $0.61 per diluted share compared to net income of $83.9 million or $0.56 per diluted share in 2009.

Gross margin remained flat at 48.7% last year with improvements in service and administrative productivity. However, margins were negatively impacted by higher fuel, material and supply costs.

The Company paid dividends of $0.24 per share, which was a 28.6% increase over 2009. In fact, 2010 was the ninth consecutive year that dividends increased at least 12 percent. Shareholders also received the benefit of a stock split which provided one additional share of common stock for every two shares held as of November 10, 2010.

Our balance sheet remained strong with total assets exceeding $619 million, and the Company generated significant free cash flow. This allowed us to take advantage of expansion opportunities through acquisitions while maintaining a relatively low level of debt. Additionally, the Company repurchased 1.9 million shares of stock.

Our strong 2010 financial performance continued to build significant value for our shareholders even as many other companies struggled. Rollins was recently recognized by *The Atlanta Journal-Constitution* as one of Georgia's best performing stocks in 2010.

ATTRACTING AND RETAINING MORE CUSTOMERS

Our focus last year was on increasing our new sales yield. This is the result of generating new inquires (leads), selling those leads and turning them into revenue. Our first steps were to improve performance in processing the customer leads and getting their service started quickly and effectively. We were successful in developing better ways for our employees to communicate with their customers at every step of the process. The result was a yield improvement and the addition of a significant number of customers.

One area where we experienced impressive customer growth was our bed bug business. Public awareness of this pest and its habits was aided by the significant media attention that bed bugs have received. As a result, we have strengthened our training and treatment protocols, which improved the effectiveness of our service. With the lodging industry's heightened awareness and growing exposure to the problem, demand for bed bug treatments continues to rise, and we anticipate even greater demand in the future.

THE ACQUIRER OF CHOICE

In 2010, we continued to execute our acquisition strategy of identifying and acquiring high-quality companies with compatible corporate cultures to strengthen our share in key markets. As in the past, we have maintained the acquired companies' brand and management teams. This strategy has led Rollins to remain the pest control industry's acquirer of choice – a reputation that comes from building a family of successful pest control brands along with our ability to promote collaboration among all our companies. This enabled us to enjoy quick benefits through shared knowledge. In a service business like ours, the employees and customers are the greatest assets, and we have been very successful in retaining both after our acquisitions.

Waltham Services, Inc. was the largest acquisition for Rollins last year. We pursued Waltham for several years because it is the oldest and one of the best commercial pest control companies in New England. The company has strong community roots and provides us with a large, solid customer base in this important market. This acquisition promotes our expansion geographically in a strategically significant area. Waltham contributed positively to Rollins' financial results in the fourth quarter.

We also acquired Trutech, Inc., a highly regarded wildlife control company that offers us their unique expertise to enhance our overall pest service capabilities. We were extremely pleased to welcome their management and service employees into our organization.

HomeTeam Pest Defense, acquired in 2008, continued to dramatically increase its profit margins and contributed to our company. HomeTeam's accomplishments have been in a very difficult economy and in spite of the fact that its primary market – new home construction – remained depressed. During 2010, HomeTeam signed agreements with Toll Brothers and Pulte, two leading national home builders, to provide pest control services through its innovative tubes in the wall, Taexx system. We expect these new relationships to be especially significant when the new home construction market rebounds.

EXPANDING INTERNATIONALLY

Our success with additional international franchises confirms the value and importance placed on Orkin's highly recognizable brand. Orkin's worldwide pest control network continued to expand as we added Turkey, Ireland, Jamaica and Lebanon to our worldwide franchise portfolio. By year-end, Orkin totaled 16 international locations, and we would expect that number to grow dramatically in the future.

NEW TECHNOLOGY

Improving our technology warranted a huge focus and commitment last year. We believe investments in more robust technology will help us work more efficiently, while improving our sales and service capabilities. With a labor-intense business like ours, improving employee productivity is a never-ending challenge with tremendous rewards.

Although many initiatives are still in test or pilot phases, we are working to enhance our handheld computer technology, standardize our call center platforms and implement a new branch operating system. One potential benefit of this last initiative is to have all of our pest business on a common operating system. Experience has shown us that it is far easier to make changes and improvements on a smaller scale before contemplating a Company-wide rollout.

SUCCESSES AND DISAPPOINTMENTS

Rollins was recognized last year by Stansberry and Associates as one of the 10 best wealth-compounding stocks in America, in part because of our long history of paying dividends, our low debt level and our recession-resistant business model. The investments we have made – and will continue to make – will lead to further improvements throughout the Company. Above all, we benefit from the fact that pests remain more prolific than mankind's ability to eliminate them, which means consumers will always need our services.

We experienced a disappointment in 2010 with the departure of Glen Rollins, formerly a Rollins Executive Vice President and President of Orkin. This was the result of an unfortunate family conflict and not a business disagreement. This event has not and will not affect our Company's performance. The breadth, depth and talent of our management team are considered to be the strongest in the industry. Through internal development and acquisition, Rollins benefits from many highly capable leaders who will provide effective management succession well into the future.

In conclusion, we are proud of the resiliency our Company has shown in the continued economic malaise. We have accelerated our growth rate in this soft economy and are poised to perform even more positively when the rebound occurs. To all Rollins employees who have helped us achieve our results, we express our sincere appreciation, for without them none of our success would be possible.



R. Randall Rollins
Chairman of the Board

Gary W. Rollins
CEO, President and
Chief Operating Officer

Building Careers

As North America's premier service organization, we know that our most important asset is our team of dedicated and highly professional employees who regularly meet our customers' pest control needs day in and day out.

Rollins builds value for our employees by investing in their careers through our award-winning training. This helps provide work that is more satisfying, and beneficial to our customers. We are constantly deploying new materials, programs and technology to ensure that our employees have the best preparation and tools they need to succeed. All Rollins pest control brands benefit from the state-of-the-art training provided by our Rollins Learning Center in Atlanta. Through this facility our technicians experience directly, or virtually via satellite, any pest control situation they will face in the field. In addition, we direct a lot of our resources to our "train the trainer" initiative, which last year produced more than 350 Certified Field Trainers. We continue our longstanding collaboration with numerous state pest control regulatory agencies and the Centers for Disease Control and Prevention (CDC) to jointly provide continuing education credits through our annual spring and fall field training.

This year, we offered frontline customer service training, introductory technical training, new-hire sales training and management development programs to thousands of employees Company wide. Rollins Learning Center also piloted a new commercial and termite sales management training program that defines the standards and proven practices to generate profitable sales. Lastly, our satellite broadcasts, along with video-on-demand capabilities and our web-based curricula, all play important roles in our human capital development. Again Rollins was named to *Training Magazine's* Top 125 list of organizations that excel in human capital development.

Along with exceptional training, Rollins employees have position security and advancement potential in a variety of locations from coast to coast. We survey our employees annually to obtain their feedback concerning job satisfaction and our ability to provide a positive work environment. This process has been invaluable in improving employee retention and customer satisfaction.

According to the U.S. Department of Labor, women now outnumber men in the American workforce. Rollins' Women's Leadership Council – a dedicated leadership group that involves all of our brands – continues to focus on recruiting, developing and retaining this important group of employees.



HISTORICALLY LOW TURNOVER RATE IN 2010


ERASE

Rollins employees enjoy a high level of job satisfaction.

Enhancing Service Delivery

Our customers place great importance on our protection of their health and property.


ORKIN
PCO
SERVICES

POWERFUL, TRUSTED REPUTATION

Meeting and exceeding our customers' expectations drives our business and financial performance. Accordingly, in 2010 we embarked on a technological search for the best way to make all Rollins brands even more efficient and effective in serving our customers. The result was the decision to identify and begin implementation of a Customer Relationship Management (CRM) software program. We believe this endeavor will help increase customer satisfaction and retention while reducing the cost of providing our services. Our CRM system is already in use by our Western Pest Services and Crane brands, as well as many of our franchise operations.

Our CRM software is pest control-specific and has provided proven results. We plan to roll out this new software to all Rollins locations in the near future, supported by our thorough introductory training. The positive results we anticipate include:

- Improved accuracy in customer communications and billing
- Online convenience options for customers, such as bill pay and scheduling
- More precise scheduling
- The ability for our employees to look at each customer's complete service history to improve communications and better enable future sales

To identify and adapt to the changing customer expectations, we annually conduct customer surveys. These surveys provide timely insights into customer needs and our ability to meet those needs. The ability to effectively respond to this survey data is evident, as our customer retention rate is the best we have seen in a number of years.

With our family of leading pest control brands, customers in many markets may choose from multiple Rollins pest control companies and services, and can select the provider that best suits their needs. The overall business capabilities throughout the Rollins service network also enable us to provide ancillary services, such as bed bug treatment, moisture control, insulation, gutter guards and now wildlife control.

Our customers have confidence dealing with the Rollins companies that impart a reputation of trust, achieved in part through our deeds and involvement in the communities that we serve. From golf benefits and other fundraising activities to Crane's Adopt-A-School initiative and the Orkin Junior Pest Investigators program, we work hard to make a positive difference in our local schools. In 2010, Orkin participated in the series premiere of NBC's "School Pride," providing free termite and pest control services to a Southern California school badly in need of attention. And, for the 28th consecutive year, Rollins and its subsidiaries in our home city have supported the United Way, providing approximately $850,000 in 2010 to help support this community.

On a worldwide basis, Orkin's "Fight the Bite" program once again raised money to send insecticide-treated mosquito nets to help fight malaria in Africa. This year, we purchased 22,500 life-saving mosquito nets, bringing our three-year total to more than 57,500 nets given to this important cause. Two employees were selected through a national contest to travel to Ethiopia to help distribute those nets to families in a Sudanese refugee camp.



Continuous Improvement

Improving our technology was a huge focus during 2010. We believe investments in more robust technology will ultimately help us work more efficiently while improving sales and service to our customers, thereby increasing the value of our Company.

Anticipating a full roll-out of new technologies in all brands over the next two to three years, we introduced several new initiatives, which include: handheld computers, a new call center platform, a new branch operating system, automated payroll management system and a sales management software. We believe improved technology in these areas will add value for customers and employees, and will help our Company to become more efficient and productive.

Additionally, during the year, we identified ways to streamline our Rollins Information Technology (IT) support by reducing the number of software products previously in use.

The CRM branch operating system discussed earlier is expected to roll out nationally in 2011. We will also upgrade the software in all of our Orkin call centers this year, and we will replace commercial technicians' handheld devices with lighter, more powerful units.

With the many planned 2011 technology upgrades, we expect the benefits to include:

- Reduced operating costs
- Improved service delivery
- Enhanced customer communications
- Improved return on investment (ROI)
- Better, faster and less costly IT support
- Increased employee productivity
- Increased efficiency for the customer
- Improved ability to measure performance

STREAMLINED INFORMATION TECHNOLOGY




ORKIN
COMMERCIAL SERVICES

In another example of sharing best practices between our Rollins' brands, we began implementing a new sales force management software tool developed by Orkin PCO Services, our Canadian subsidiary. This software is more efficient and simpler to use than the numerous sales management products previously used throughout the Company. Along with operations-based technology initiatives described, we focused diligently on our marketing programs in 2010.

Growing our business and expanding our customer base has been and will continue to be a top priority. Web-based technology remains a critical focus to help increase the value of our brands, and we have built our own internal competencies to take full advantage of these opportunities. We believe this is an important strategy, as more consumers each year turn to the Internet to research and select pest control services. We strive to identify additional ways to turn more of our sales leads into long-term customers.

Solidifying our longstanding position as the pest control industry leader, we expanded our partnerships with NSF International, the Association for the Healthcare Environment (AHE) and Building Owners and Managers Association International (BOMA) to assist them in establishing pest control protocols for the food, healthcare and building construction industries. Working with these respected organizations, we are partnering to develop ways to help their industries improve integrated pest management, while meeting more stringent regulatory requirements.

At Rollins, we have never been satisfied with the status quo. We will continue to search for ways to improve every facet of our business while we build value for employees, customers and shareholders. We are successful today because of our past initiatives and investments, and a culture that is committed to continuous improvement.

At Rollins, we have never been satisfied with the status quo.



ROLLINS, INC. CORPORATE AND FIELD EXECUTIVE LEADERSHIP

FRONT ROW (L-R):

Gene Iarocci,
Vice President Corporate Administration

Kim Youngpeter,
Assistant Vice President Project Management Office

Jack MacKenzie,
Vice President Rollins Customer Service Center

Wayne Golden,
Vice President Orkin Sales Operations

Harry Cynkus,
Senior Vice President, CFO and Treasurer

R. Randall Rollins,
Chairman of the Board

Gary W. Rollins,
President and CEO of Rollins, Chairman of Orkin

Lee Crump,
Vice President, Business Support

Gary Rowell,
Orkin Pacific Division President

Carran Schneider,
Vice President Finance

Harry Sargent,
Orkin South Central Division President

Tom Walters,
Western Division President

Bill Newton,
Vice President Operations Support

SECOND ROW (L-R):

Bob Wanzer,
President, Home Team Pest Defense

Robert Cipriano,
Assistant Vice President, Human Resources

John Wilson,
President Orkin USA

Martha Craft,
Vice President Rollins Public Relations and Corporate Communications

Bill Anderson,
Vice President Rollins Acceptance Corporation

Robert McFarland,
Vice President Orkin Marketing

Gary Muldoon,
President Orkin Canada

Rob Crigler,
Vice President Global Digital Strategy and Integrated Marketing

Freeman Elliott,
Orkin Atlantic Division Vice President

Henry Anthony,
Vice President Human Resources

Kevin Smith,
Vice President and Chief Marketing Officer

Greg Clendenin,
Orkin Southeast Division President

Bill Blanton,
Assistant Vice President Corporate Services and Real Estate

ON STAIRS (CLOCKWISE FROM CENTER):

Robert Stevens,
Orkin Midwest Division President

Len Piedmonte,
Vice President, Corporate Tax

Pat Murray,
Assistant Vice President, Planning, Reporting, and Pricing

Nelson Jackson,
Vice President, Risk Management and Internal Audit

Tom Luczynski,
Corporate Secretary, Vice President Supply and Technical Services

Allen Janusz,
Assistant Vice President Foundational Technology

Cindy Bordes,
Vice President Field Administrative Support

David Lamb,
Vice President Learning and Media Services

NOT PICTURED:

Chris Gorecki,
Vice President Government Relations and Environmental Stewardship

Kathleen Mayton,
General Counsel

Ken Poinsette,
Vice President, Technology

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Commission file No. 1-4422

ROLLINS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**51-0068479**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2170 Piedmont Road, N.E., Atlanta, Georgia	**30324**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (404) 888-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1 Par Value	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Rollins, Inc. Common Stock held by non-affiliates on June 30, 2010 was $873,048,657 based on the reported last sale price of common stock on June 30, 2010, which is the last business day of the registrant's most recently completed second fiscal quarter.

Rollins, Inc. had 147,629,969 shares of Common Stock outstanding as of January 31, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders of Rollins, Inc. are incorporated by reference into Part III, Items 10-14.

Rollins, Inc.
Form 10-K
For the Year Ended December 31, 2010
Table of Contents

PART I

Item 1. Business

General

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe. Services are performed through a contract that specifies the pricing arrangement with the customer.

Orkin, LLC. ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers, either directly or indirectly through franchises, in the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and PCO Services, Inc.® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the United States. The PCO Services brand name provides similar brand recognition throughout Canada.

PCO Services ("PCO"), a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. PCO Services is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

The Company has several smaller wholly-owned subsidiaries that in total make up less than 5% of the Company's total revenues.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, which includes the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe are included in Item 8 of this document, "Financial Statements and Supplementary Data" on pages 37 and 38. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Common Stock Repurchase Program

During the year ended December 31, 2010, the Company repurchased 1.9 million shares at a weighted average price of $13.95 with 2.5 million shares repurchased in 2009 at a weighted average price of $11.03. In total, there are 2.5 million additional shares authorized to be repurchased under prior Board approval.

The program does not have an expiration date. All share and per share repurchases are adjusted for the 3-for-2 stock split effective December 10, 2010.

Backlog

Backlog services and orders are usually provided within the month following the month of order receipt, except in the area of prepaid pest control and bait monitoring services, which are usually provided within twelve months of order receipt. The Company does not have a material portion of its business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity.

	At December 31,		
(in thousands)	**2010**	2009	2008
Backlog	**$ 7,492**	$ 6,514	$ 5,271

Orkin Franchises

The Company continues to expand its growth through Orkin's franchise program. This program is primarily used in smaller markets where it is currently not economically feasible to locate a conventional Orkin branch. Domestic franchisees are subject to a contractual buyback provision at Orkin's option with a pre-determined purchase price using a formula applied to revenues of the franchise. International franchises have no contractual buyback provision. The Company through its wholly-owned Orkin subsidiary began its Orkin franchise program in the U.S. in 1994, and established its first international franchise in 2000 and since has expanded to Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe.

	At December 31,		
Franchises	**2010**	2009	2008
United States Franchises	**56**	52	52
International Franchises	**16**	13	11
Total Franchises	**72**	65	63

Seasonality

The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue of the Company's pest and termite control operations during such periods as evidenced by the following chart.

	Total Net Revenues		
(in thousands)	**2010**	2009	2008
First Quarter	**$ 253,041**	$ 242,972	$ 210,078
Second Quarter	**298,803**	284,567	284,499
Third Quarter	**305,118**	286,852	277,911
Fourth Quarter	**279,928**	259,567	248,076
Year ended December 31,	**$ 1,136,890**	$ 1,073,958	$ 1,020,564

Inventories

The Company has a relationship with a national pest control product distributor and other vendors for pest and termite control treatment products. Rollins maintains a sufficient level of chemicals, materials and other supplies to fulfill its immediate servicing needs and to alleviate any potential short-term shortage in availability from its national network of suppliers.

Competition

The Company believes that Rollins, through its wholly-owned subsidiaries Orkin, PCO Services, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company, Crane Pest Control, Waltham Services and TruTech competes favorably with competitors as one of the world's largest pest and termite control companies. The Company's competitors include Terminix, Ecolab and Rentokil.

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including money-back guarantees on pest and termite control, and the termite re-treatment and damage repair guarantee to qualified homeowners.

Research and Development

Expenditures by the Company on research activities relating to the development of new products or services are not significant. Some of the new and improved service methods and products are researched, developed and produced by unaffiliated universities and companies. Also, a portion of these methods and products are produced to the specifications provided by the Company.

The Company maintains a close relationship with several universities for research and validation of treatment procedures and material selection.

The Company conducts tests of new products with the specific manufacturers of such products. The Company also works closely with leading entomologists, industry consultants and suppliers to improve service protocols and materials.

Environmental and Regulatory Considerations

The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative effect on the Company's financial position, results of operations or liquidity.

Federal Insecticide Fungicide and Rodentcide Act ("FIFRA")

This federal law (as amended) grants to the states the responsibility to be the primary agent in enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental Protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. This allows each state to institute certain features that set their regulatory programs in keeping with special interests of the citizens' wishes in each state. The pest control industry is impacted by these federal and state regulations.

Food Quality Protection Act of 1996 ("FQPA")

The FQPA governs the manufacture, labeling, handling and use of pesticides and does not have a direct impact on how the Company conducts its business.

Environmental Remediation

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as Superfund, is the primary Federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. Responsibilities governed by this statute include the management of hazardous substances, reporting releases of hazardous substances, and establishing the necessary contracts and agreements to conduct cleanup. Customarily, the parties involved will work with the EPA and under the direction of the responsible state agency to agree and implement a plan for site remediation. Consistent with the Company's responsibilities under these regulations, the Company undertakes environmental assessments and remediation of hazardous substances from time to time as the Company determines its responsibilities for these purposes. As these situations arise, the Company accrues management's best estimate of future costs for these activities. Based on management's current estimates of these costs, management does not believe these costs are material to the Company's financial condition or operating results.

Employees

The number of persons employed by the Company as of January 31, 2011 was approximately 10,300.

	At December 31,		
	2010	2009	2008
Employees	**10,330**	9,949	10,049

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports, are available free of charge on our web site at www.rollins.com as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission.

Item 1.A. Risk Factors

We may not be able to maintain our competitive position in the competitive pest control industry in the future.

We operate in a highly competitive industry. Our revenues and earnings may be affected by changes in competitive prices, and general economic issues. We compete with other large pest control companies, as well as numerous smaller pest control companies, for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are service quality and product and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

Economic conditions may adversely affect our business

Pest and termite services represent discretionary expenditures to most of our residential customers. As consumers restrict their discretionary expenditures, we may suffer a decline in revenues from our residential service lines. Economic downturns can also adversely affect our commercial customers, including food service, hospitality and food processing industries whose business levels are particularly sensitive to adverse economies. For example, we may lose commercial customers and related revenues because of consolidation or cessation of commercial businesses or because these businesses switch to a lower cost provider.

We may not be able to identify, complete or successfully integrate acquisitions.

Acquisitions have been and may continue to be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions across the United States and Canada. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods. The business of the Company is also affected by extreme weather such as drought which can greatly reduce the pest population for extended periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability.

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in our wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations could be affected by pending and ongoing litigation.

In the normal course of business, some of the Company's subsidiaries are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual year.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws.

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

The Company's Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In the Company's Management

The Company has elected the "Controlled Company" exemption under rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Company" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is the President, Chief Executive Officer and Chief Operating Officer, also a director of the Company and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Company," the Company need not comply with certain NYSE rules.

Rollins, Inc.'s executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 57 percent of the Company's outstanding shares of common stock. As a result, these persons will effectively control the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Item 1.B. Unresolved Staff Comments

None

Item 2. Properties.

The Company's administrative headquarters are owned by the Company, and are located at 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. The Company owns or leases over 500 branch offices and operating facilities used in its business as well as the Rollins Training Center located in Atlanta, Georgia, the Rollins Customer Service Center located in Covington, Georgia, and the Pacific Division Administration and Training Center in Riverside, California. None of the branch offices, individually considered, represents a materially important physical property of the Company. The facilities are suitable and adequate to meet the current and reasonably anticipated future needs of the Company.

Item 3. Legal Proceedings.

In the normal course of business, certain of the Company's subsidiaries, are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by the defendant subsidiary and other matters. The subsidiaries are actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.*; *Douglas F. Bracho, Jr.* v. *Orkin, Inc.; Khan v. Orkin, Inc., et.al.; John Urbino v. Orkin Services of California, Inc. and Rollins, Inc.; and Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services*) in which the plaintiffs are seeking certification of a class. The cases originate in California and Pennsylvania, respectively. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California and a new date for a class certification hearing has not been scheduled. The *Bracho* lawsuit, a matter related to payroll deductions for use of Company vehicles, was filed in the Superior Court of Orange County, California, and has not been scheduled for a class certification hearing. The *Khan* suit, a termite service related matter, was filed in the United States District Court for the Northern District of California and has not been scheduled for a class certification hearing. The *Urbino* lawsuit, a wage and hour related matter, was filed in the Superior Court of Orange County, California. It has not been scheduled for a class certification hearing. The *Flood* lawsuit, a bed bug service related matter filed by residents of an apartment complex, was filed in late August 2009 in the Court of Common Pleas of Philadelphia County, Pennsylvania, and has not been scheduled for a class certification hearing. The Company believes these matters are without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter or year.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity.

Item 4.A. Executive Officers of the Registrant.

Each of the executive officers of the Company was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next Annual Meeting of Stockholders or until his earlier removal by the Board of Directors or his resignation. The following table lists the executive officers of the Company and their ages, offices with the Company, and the dates from which they have continually served in their present offices with the Company.

Name	Age	Office with Registrant	Date First Elected to Present Office
R. Randall Rollins (1)	79	Chairman of the Board of Directors	10/22/1991
Gary W. Rollins (1) (2)	66	Chief Executive Officer, President and Chief Operating Officer	7/24/2001
Harry J. Cynkus (3)	61	Senior Vice President, Chief Financial Officer and Treasurer	5/28/1998
Tom Luczynski (4)	54	Secretary	5/4/2010
Eugene Iarocci (5)	64	Vice President	2/22/2011
Bob Wanzer (6)	57	Vice President	2/22/2011
John Wilson (7)	53	Vice President	2/22/2011

(1) R. Randall Rollins and Gary W. Rollins are brothers.

(2) Gary W. Rollins was elected to the office of President and Chief Operating Officer in January 1984. He was elected to the additional office of Chief Executive Officer in July 2001. In February 2004, he was named Chairman of Orkin, LLC.

(3) Harry J. Cynkus joined Rollins in 1998 as CFO and corporate treasurer, was named vice president in 2009 and elevated to senior vice president in 2010. He began his career with Arthur Andersen & Co. in Boston and has held various financial and information technology positions with several companies throughout the U.S., including Tyco International, ARAMARK Services, Initial USA, Brach & Brock Confections and Mayer Electric Supply Co, Inc. His professional memberships include the American Institute of Certified Public Accountants and the Financial Executives Institute (FEI). He also previously served on FEI's National Committee on Finance and Information Technology.

(4) Tom Luczynski assumed responsibilities as corporate secretary replacing Michael Knottek, who retired from the Company on April 30, 2010. Currently also serving as vice president of Orkin international development, franchising and support services, Mr. Luczynski joined the company in 1985 as manager of reporting and was promoted to vice president of Orkin finance in 1995. Prior to joining Rollins, Mr. Luczynski held financial positions with Revere Copper and Brass and Keytek-Elco Corporation. Mr. Luczynski is active in the pest control industry and has previously served on various industry board committees. In addition, he has served as president of the Atlanta chapter of FEI and president of the Atlanta chapter of the Institute of Management Accountants.

(5) Eugene Iarocci joined the Company in 2003 and has more than 20 years experience in multi-unit management with a number of service and manufacturing industries, including Union Carbide Corporation where he worked for 24 years. He has served as Region Manager in Louisiana, Division Vice President and President of Orkin's Atlantic Division. Mr. Iarocci currently serves as Rollins' Vice President of Corporate Administration.

(6) Bob Wanzer joined the Company with the acquisition of HomeTeam Pest Defense in 2008. He joined HomeTeam Pest Defense as President in 1998, became Chief Operating Officer in 2003 and CEO in 2007. Prior to joining HomeTeam, Mr. Wanzer served as Regional Vice President and Regional Manager of Tru-Green / Chemlawn. Previously, Mr. Wanzer was employed as Regional General Manager for Emery Worldwide, a national provider of domestic and international airfreight delivery services. In addition, he has served on the Boards of Directors for both the Professional Pest Management Alliance and the National Pest Management Association. Mr. Wanzer now serves as Chief Operating Officer for the Company's wholly-owned subsidiaries HomeTeam Pest Defense, PCO, Western Pest Services, the Industrial Fumigant Company and Waltham Services.

(7) John Wilson joined the Company in 1996 and has held various positions of increasing responsibility, serving as a technician, sales inspector, branch manager, region manager, vice president and division president. His most senior positions have included Southeast Division president, Atlantic Division vice president and Central Commercial region manager. Mr. Wilson currently serves as President of Orkin USA.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Common Stock of the Company is listed on the New York Stock Exchange and is traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL. The high and low prices of the Company's common stock and dividends paid for each quarter in the years ended December 31, 2010 and 2009 (all prices and data have been adjusted for the three-for-two stock split effective December 10, 2010) were as follows:

STOCK PRICES AND DIVIDENDS
Rounded to the nearest $.01

	Stock Price		Dividends Paid		Stock Price		Dividends Paid
2010	High	Low	Per Share	2009	High	Low	Per Share
First Quarter	$ 15.21	$ 12.23	$ 0.06	First Quarter	$ 12.33	$ 9.33	$0.0467
Second Quarter	$ 15.32	$ 13.43	$ 0.06	Second Quarter	$ 12.93	$ 10.83	$0.0467
Third Quarter	$ 15.69	$ 13.36	$ 0.06	Third Quarter	$ 12.83	$ 10.69	$0.0467
Fourth Quarter	$ 19.33	$ 15.13	$ 0.06	Fourth Quarter	$ 13.23	$ 11.60	$0.0467

The number of stockholders of record as of January 31, 2011 was 1,948.

On January 25, 2011 the Board of Directors approved a quarterly cash dividend per common share of $0.07 payable March 10, 2011 to stockholders of record at the close of business February 10, 2011. The Company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

Issuer Purchases of Equity Securities

During the year ended December 31, 2010, the Company repurchased 1.9 million shares at a weighted average price of $13.95 with 2.5 million shares repurchased in 2009 at a weighted average price of $11.03. In total, there are 2.5 million additional shares authorized to be repurchased under prior Board approval. The program does not have an expiration date. All share and per share repurchases are adjusted for the 3-for-2 stock split effective December 10, 2010.

Period	Total Number of Shares Purchased (1)	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Plans
October 1 to 31, 2010	17,238	$ 16.48	—	2,538,246
November 1 to 30, 2010	—	$ —	—	2,538,246
December 1 to 31, 2010	13,932	$ 18.63	—	2,538,246
Total	31,170	$ 17.44	—	2,538,246

(1) Includes repurchases in connection with exercise of employee stock options in the following amounts: October 2010: 17,238; December 2010: 13,932.

PERFORMANCE GRAPH

The following graph sets forth a five year comparison of the cumulative total stockholder return based on the performance of the stock of the Company as compared with both a broad equity market index and an industry index. The indices included in the following graph are the S&P 500 Index and the S&P 500 Commercial Services Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*



DOLLARS
250
200
150
100
50
0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Rollins, Inc.
S&P 500 Commercial Services
S&P 500 Index

ASSUMES INITIAL INVESTMENT OF $100
*TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
NOTE: TOTAL RETURNS BASED ON MARKET CAPITALIZATION

Item 6. Selected Financial Data.

The following summary financial data of Rollins highlights selected financial data and should be read in conjunction with the financial statements included elsewhere in this document.

FIVE-YEAR FINANCIAL SUMMARY

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been adjusted for the 2010 and 2007 three-for-two stock splits effective December 10, 2010 and December 10, 2007, respectively.

STATEMENT OF OPERATIONS DATA:

	Years ended December 31,				
(in thousands except per share data)	**2010**	2009	2008	2007	2006
Revenues	**$ 1,136,890**	$ 1,073,958	$ 1,020,564	$ 894,920	$ 858,878
Income Before Income Taxes	**143,545**	126,291	112,954	104,913	95,159
Net Income	**90,002**	83,984	68,934	64,731	57,809
Earnings Per Share – Basic:	**0.61**	0.56	0.46	0.43	0.38
Earnings Per Share – Diluted:	**0.61**	0.56	0.45	0.43	0.37
Dividends paid per share	**0.24**	0.19	0.17	0.13	0.11
OTHER DATA:					
Net cash provided by operating activities	**$ 124,053**	$ 110,846	$ 90,744	$ 88,762	$ 85,201
Net cash used in investing activities	**(47,645)**	(26,562)	(166,717)	(22,754)	(27,981)
Net cash provided by (used in) financing activities	**(65,497)**	(89,753)	21,032	(59,798)	(36,389)
Depreciation	**15,975**	15,874	14,205	13,677	12,976
Amortization of intangible assets	**20,433**	21,295	19,238	13,391	13,884
Capital expenditures	**$ (13,036)**	$ (15,740)	$ (14,815)	$ (16,244)	$ (18,729)
BALANCE SHEET DATA AT END OF YEAR:					
Current assets	**$ 151,021**	$ 120,530	$ 116,838	$ 160,240	$ 151,073
Total assets	**619,014**	566,496	572,517	475,228	453,175
Line of credit	**26,000**	30,000	65,000	—	—
Stockholders' equity	**$ 297,970**	$ 264,566	$ 228,433	$ 233,553	$ 211,459
Number of shares outstanding at year-end	**147,181**	148,357	150,062	150,954	152,755

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc. The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe. Services are performed through a contract that specifies the treatment specifics and the pricing arrangement with the customer.

RESULTS OF OPERATIONS

(in thousands)	Years ended December 31, 2010	2009	2008	% better/(worse) as compared to prior year 2010	2009
Revenues	**$ 1,136,890**	$ 1,073,958	$ 1,020,564	**5.9%**	5.2%
Cost of services provided	**583,089**	551,002	534,494	**(5.8)**	(3.1)
Depreciation and amortization	**36,408**	37,169	33,443	**2.0**	(11.1)
Sales, general and administrative	**373,288**	355,590	339,078	**(5.0)**	(4.9)
(Gain)/loss on sales/impairment of assets	**123**	2,942	(166)	**95.8**	N/M
Interest expense	**437**	964	761	**54.7**	(26.7)
Income before income taxes	**143,545**	126,291	112,954	**13.7**	11.8
Provision for income taxes	**53,543**	42,307	44,020	**(26.6)**	3.9
Net income	**$ 90,002**	$ 83,984	$ 68,934	**7.2%**	21.8%

General Operating Comments

2010 marked the Company's 13th consecutive year of reporting improved results, with 2010 concluding with record revenues and profits. Last year (2010) the Company revenue grew 5.9%, with growth in all lines of service.

Results of Operations—2010 Versus 2009

Overview

The Company's gross margin remained flat at 48.7% for 2010 and 2009. Sales, general and administrative expense showed an improvement in 2010 lowering to 32.8% of revenue versus 33.1% in 2009. The Company experienced a reduction in its depreciation and amortization margin to 3.2% in 2010 versus 3.5% in 2009, as a result the amortization of intangible assets of several older acquisitions being fully amortized. The Company had net income of $90.0 million compared to $84.0 million in 2009, a 7.2% increase. Net profit margin improved to 7.9% in 2010 from 7.8% in 2009.

Revenues

Revenues for the year ended December 31, 2010 were $1.137 billion, an increase of $62.9 million or 5.9% from 2009 revenues of $1.074 billion. Commercial pest control represented approximately 42.0% of the Company's business in 2010 and grew 6.9% in 2010 due to increases in sales and improved retention. Residential pest control represented approximately 39.0% of the Company's business and increased 5.5% driven by increased leads, closure and pricing. The Company's termite business, which represented approximately 19.0% of the Company's revenue, grew 3.5% in 2010 due to increases in ancillary services sales as well as the Company's expanded sales force.

The Company's foreign operations accounted for approximately 8% and 7% of total revenues for the years ended December 31, 2010 and 2009, respectively. The Company established new franchises in Jamaica, Ireland and Turkey for a total of sixteen international franchises at December 31, 2010. Orkin had 72 and 65 total domestic and international franchises at December 31, 2010 and 2009, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2010 cost of services provided increased $32.1 million or 5.8%, compared to the twelve months ended December 31, 2009. Gross margins for the year remained flat at 48.7% for 2010 and 2009. Overall reductions in insurance and risk related costs as well as service salaries were offset by increase cost of fuel as well as higher personnel related costs, primarily health costs and employment taxes.

Depreciation and Amortization

For the twelve months ended December 31, 2010, depreciation and amortization decreased $0.8 million, or 2.0% compared to the twelve months ended December 31, 2009. The decrease is due to amortization of intangible assets acquired related to several older acquisitions by Orkin becoming fully amortized, partially offset by additional intangible asset amortization associated with the acquisition of Waltham Services and other smaller acquisitions.

Sales, General and Administrative

For the twelve months ended December 31, 2010, sales, general and administrative expenses increased $17.7 million, or 5.0% compared to the twelve months ended December 31, 2009 representing 32.8% of revenues compared to 33.1% of revenues in the prior year. The increase in total dollars primarily reflects higher personnel related cost due to higher health insurance expense, employment taxes, sales cost and consulting work while advertising and promotion costs declined. Overall costs rose at a lesser rate than revenue, reducing the costs as a percent of revenue.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2010 was a $0.4 million, a decrease of $0.5 million compared to $1.0 million in 2009 due to average debt outstanding over the full year being less than the prior year and an increase in cash on hand.

(Gain)/loss on Sales/Impairment of assets before interest

(Gain)/loss on Sales/Impairment of assets before interest improved to $0.1 million loss for the year ended December 31, 2010 compared to $2.9 million loss in 2009 due to an impairment of assets charge of $2.9 million attributed to a write down of the Company's routing and scheduling initiative in 2009.

Taxes

The Company's effective tax rate was 37.3% in 2010 compared to 33.5% in 2009. The reduced rate in 2009 was due to a tax benefit from converting several of Rollins, Inc.'s wholly-owned subsidiaries from C corporations to limited liability companies partially offset by taxes on repatriation of Canadian cash to the United States from Orkin, Inc.'s wholly-owned subsidiary PCO Services.

Results of Operations—2009 Versus 2008

Overview

For the year ended December 31, 2009, the Company had net income of $84.0 million compared to $68.9 million in 2008, a 21.8% increase. The Company achieved a 5.2% increase in revenue, with all business lines contributing to the growth. Again our ability to grow during very challenging economic conditions confirms our belief that the Company is recession resistant. Additionally, the Company was effective in controlling cost as gross margin improved 1.1 percentage points to 48.7% for 2009 versus 47.6% for 2008. Sales, general and administrative expense also showed a small improvement, 2009 was 33.1% of revenue versus 33.2% in 2008. While there was a small deterioration in depreciation margin 3.5% in 2009 versus 3.3% in 2008, it is a result of our investments in acquisitions, most notably HomeTeam and Crane.

During 2009 we were able to direct our business so that the weak economy did not have a serious impact. The Company's business model provides for strength from recurring revenues and a diverse customer base; in 2009, our largest twenty customers were less than 3.5% of our total revenues. The 2009 revenue growth was due to an expanded sales force, an emphasis on customer retention and acquisitions. This coupled with strong cost management and tax strategies led to the 21.8% increase in net income in 2009.

Revenues

Revenues for the year ended December 31, 2009 were $1.1 billion, an increase of $53.4 million or 5.2% from 2008 revenues of $1.0 billion. Commercial pest control represented 41.0% of the Company's business in 2009. Commercial pest control revenues grew 5.4% in 2009 due primarily to an expanded sales force, the Company's emphasis on customer retention, the addition of Crane Pest Control and strong domestic growth at PCO Services, Orkin's Canadian business. Residential pest control represented approximately 39.0% of the Company's business. Residential pest control revenues increased 5.0% in 2009 due to the acquisition of HomeTeam Pest Defense, the expanded sales force and the Company's pricing initiative. The Company's termite business, which represented approximately 19.0% of the Company's revenue, grew 6.0% in 2009 due to the acquisition of HomeTeam Pest Defense as well as the Company's expanded sales force.

The Company's foreign operations accounted for approximately 7% and 8% of total revenues for the years ended December 31, 2009 and 2008, respectively. The Company established a new franchise in Cyprus and in Lebanon in 2009 for a total of thirteen international franchises at December 31, 2009. Orkin had 65 and 63 total domestic and international franchises at December 31, 2009 and 2008, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2009 cost of services provided increased $16.5 million or 3.1%, compared to the twelve months ended December 31, 2008. Gross margins year to date increased to 48.7% for 2009 versus 47.6% for 2008. Margins improved 93 basis points due to lower cost of fuel and a 36 basis point improvement in productivity. These improvements were partially offset by increases in material and supply costs driven by change in sales mix, as commercial, fumigation and termite control have higher material and supply costs than residential pest control.

Depreciation and Amortization

For the twelve months ended December 31, 2009, depreciation and amortization increased $3.7 million, an increase of 11.1% compared to the twelve months ended December 31, 2008. The increase is due to $3.7 million in depreciation and amortization related to the acquisition of HomeTeam on April 3, 2008 and the Crane Pest Control acquisition of December 31, 2008.

Sales, General and Administrative

For the twelve months ended December 31, 2009, sales, general and administrative expenses increased $16.5 million, or 4.9% compared to the twelve months ended December 31, 2008 representing 33.1% of revenues compared to 33.2% of revenues in the prior year period. The increase in total dollars and expense margin primarily reflects having a full year of HomeTeam's expenses in 2009 and only nine months in 2008 along with a full year of Crane that was acquired December 31, 2008. Savings in lower fuel costs were offset by increase in sales costs as we expanded our sales team.

Interest (Income)/Expense, Net

Interest (income)/expense for the year ended December 31, 2009 was a $1.0 million expense, an increase of $0.2 million compared to interest expense of $0.8 million in 2008 due to average debt outstanding over the full year being greater than the prior year and a reduction of cash on hand.

(Gain)/loss on Sales/Impairment of assets before interest

For the twelve months ended December 31, 2009 there was an impairment of assets charge of $2.9 million loss due to a fourth quarter write down of the Company's routing and scheduling initiative.

Taxes

The Company's effective tax rate was 33.5% in 2009 compared to 39.0% in 2008. The reduced rate in 2009 is due to a tax benefit from converting several of Rollins, Inc's wholly-owned subsidiaries from C corporations to limited liability companies partially offset by tax on repatriation of Canadian cash from Orkin's wholly-owned subsidiary PCO Services to the United States.

Liquidity and Capital Resources

Cash and Cash Flow

The Company's cash and cash equivalents at December 31, 2010, 2009, and 2008 were $20.9 million, $9.5 million and $13.7 million, respectively.

	Years ended December 31,		
(in thousands)	**2010**	2009	2008
Net cash provided by operating activities	**$ 124,053**	$ 110,846	$ 90,744
Net cash used in investing activities	**(47,645)**	(26,562)	(166,717)
Net cash provided by (used in) financing activities	**(65,497)**	(89,753)	21,032
Effect of exchange rate changes on cash	**498**	1,257	(2,623)
Net increase/(decrease) in cash and cash equivalents	**$ 11,409**	$ (4,212)	$ (57,564)

The Company's operations generated cash of $124.1 million for the year ended December 31, 2010 primarily from net income of $90.0 million, compared with cash provided by operating activities of $110.8 million in 2009 and $90.7 million in 2008. The Company believes its current cash and cash equivalents balances, future cash flows expected to be generated from operating activities and available borrowings under its $175.0 million credit facility will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future

The Company made contributions totaling $5.2 million to the Rollins, Inc. and its wholly-owned subsidiaries defined benefit retirement plans (the "Plans") during the year ended December 31, 2010 and $5.0 million during each of the years ended December 31, 2009 and 2008 as a result of the Plans' funding status. The Company is considering making contributions to its Plans of approximately $6.0 million during fiscal 2011. In the opinion of management, additional Plan contributions will not have a material effect on the Company's financial position, results of operations or liquidity.

The Company used $47.6 million on investments for the year ended December 31, 2010 and invested approximately $13.0 million in capital expenditures during the year. Capital expenditures for the year consisted primarily of equipment replacements and technology related projects. The Company expects to invest between $13.0 million and $20.0 million in 2011 in capital expenditures. During 2010, the Company acquired Waltham Services and several smaller companies totaling $34.8 million compared to $11.0 million in acquisitions during 2009 and $152.4 million in 2008. The expenditures for the Company's acquisitions were primarily funded by cash on hand and borrowings under a senior unsecured revolving credit facility. The Company continues to seek new acquisitions.

The Company used cash of $65.5 million on financing activities for the year ended December 31, 2010. A total of $35.5 million was paid in cash dividends ($0.24 per share, post 3-for-2 stock split) during the year ended December 31, 2010, compared to $27.9 million ($0.1867 per share, post 3-for-2 stock split) during the year ended December 31, 2009 and $25.0 million ($0.1667 per share, post 3-for-2 stock split) in 2008. The Company used $29.7 million to repurchase 1.9 million shares of its common stock, adjusted for the 3-for-2 stock split, on the open market at a weighted average price of $13.95 per share during 2010 compared to $29.1 million to purchase 2.5 million shares, adjusted for the 3-for-2 stock split, at an average price of $11.02 in 2009 and $23.2 million to purchase 2.1 million shares at a weighted average price of $10.62 in 2008. There are 2.5 million shares authorized remaining to be repurchased under prior Board approval.

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175.0 million, which includes a $75.0 million letter of credit subfacility, and a $10.0 million swingline subfacility. As of December 31, 2010, borrowings of $25.0 million were outstanding under the line of credit and $1.0 million under the swingline subfacility. The Company maintains approximately $29.3 million in letters of credit. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts coverage. The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The Revolving Credit Agreement is guaranteed by Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Outstanding balances of individual tranches under the Credit Agreement currently mature in the first quarter of 2011. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of SunTrust Bank's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50% or the Adjusted LIBOR Rate determined on a daily basis for an interest period of one month; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2010, the additional rate allocated was .50%.

The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed certain limits.

The Company remained in compliance with applicable debt covenants at December 31, 2010 and expects to maintain compliance throughout 2011.

Litigation

For discussion on the Company's legal contingencies, see Note 11 to the accompanying financial statements.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

Other than the operating leases disclosed in the table that follows, the Company has no material off balance sheet arrangements.

The impact that the Company's contractual obligations as of December 31, 2010 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments due by period				
Contractual obligations (in thousands)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Line of credit (1)	$ 26,000	$ 26,000	$ —	$ —	$ —
Business combination related liabilities	7,980	2,687	5,101	192	—
Non-cancelable operating leases	71,137	26,323	28,216	11,628	4,970
Unrecognized Tax Positions (2)	1,900	1,900	—	—	—
Total (3)	$ 107,017	$ 56,910	$ 33,317	$ 11,820	$ 4,970

(1) The Company estimates interest on outstanding borrowings under the line of credit to be less than $1.0 million for the period of less than one year.

(2) These amounts represent expected payments with interest for unrecognized tax benefits as of December 31, 2010. Uncertain tax positions of $0.7 million are not included due to the uncertainty of the final amount and settlement.

(3) Minimum pension funding requirements are not included as funding will not be required. The Company is considering making contributions to its pension plans of approximately $6.0 million.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our financial condition and results of operations, and that require management's most difficult, complex or subjective judgments. The circumstances that make these judgments difficult or complex relate to the need for management to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies to be as follows:

Subsequent Events—The Company evaluates its financial statements through the date the financial statements are issued. As of, the filing date, February 25, 2011, there were no subsequent events that would affect its financial statements.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include chemical life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Positive changes to our business practices include revisions made to our contracts, more effective treatment methods, more effective termiticides, and expanding training.

Accrued Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on an annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practices and existing claims compared to current balances. The reserve is established based on all these factors. Due to the uncertainty associated with the estimation of future loss and expense payments and inherent limitations of the data, actual developments may vary from the Company's projections. This is particularly true since critical assumptions regarding the parameters used to develop reserve estimates are largely based upon judgment. Therefore, changes in estimates may be material. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events. The Company continues to be proactive in risk management to develop and maintain ongoing programs to reduce claims. Initiatives that have been implemented include pre-employment screening and an annual motor vehicle report required on all its drivers, post-offer physicals for new employees, and pre-hire, random and post-accident drug testing. The Company has improved the time required to report a claim by utilizing a "Red Alert" program that provides serious accident assessment twenty four hours a day and seven days a week and has instituted a modified duty program that enables employees to go back to work on a limited-duty basis.

Revenue Recognition—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly, bi-monthly or quarterly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. Fair values are generally established based on the prices charged when sold separately by the Company. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for termite renewals is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards CodificationTM (ASC) Topic 450 "*Contingencies*," the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liability may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Defined benefit pension plans—In 2002, the Company ceased all future benefit accruals under the Rollins, Inc. defined benefit plan, although the Company remains obligated to provide employees benefits earned through March 2002. The Company has other smaller pension plans acquired related to acquisitions included in note 12 to the Company's financial statements. The Company accounts for these defined benefit plan in accordance with FASB ASC Topic 715 *"Compensation- Retirement Benefits"*, and engages an outside actuary to calculate its obligations and costs. With the assistance of the actuary, the Company evaluates the significant assumptions used on a periodic basis including the estimated future return on plan assets, the discount rate, and other factors, and makes adjustments to these liabilities as necessary.

The Company chooses an expected rate of return on plan assets based on historical results for similar allocations among asset classes, the investments strategy, and the views of our investment adviser. Differences between the expected long-term return on plan assets and the actual return are amortized over future years. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The Company's assumption for the expected return on plan assets is seven percent which is unchanged from the prior year.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company utilizes a yield curve approach. The approach utilizes an economic model whereby the Company's expected benefit payments over the life of the plans is forecasted and then compared to a portfolio of corporate bonds that will mature at the same time that the benefit payments are due in any given year. The economic model then calculates the one discount rate to apply to all benefit payments over the life of the plan which will result in the same total lump sum as the payments from the corporate bonds. The discount rate was 5.51 percent as of December 31, 2010 compared to 6.01 percent in 2009 and 6.81 percent in 2008. A lower discount rate increases the present value of benefit obligation.

As set forth in note 12 to the Company's financial statements, included among the asset categories for the Plan's investments are real estate, tactical composite and alternative investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2009-12 *"Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent),"* these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

As of December 31, 2010, the defined benefit plans were under-funded and the recorded change within accumulated other comprehensive income increased stockholders' equity by $1.2 million before tax.

New Accounting Standards

Recently issued accounting standards to be adopted in 2011

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements, or "ASU 2009-13." ASU 2009-13 establishes the accounting and reporting guidance for arrangements that include multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in ASU

2009-13 also establish a hierarchy for determining the selling price of a deliverable. Enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms of the arrangement, significant deliverables, and the vendor's performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or January 1, 2011 for us. Early application is permitted. The adoption of ASU 2009-13 will not have a material impact on our financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual and interim periods beginning after December 15, 2010. The Company adopted the amendments for levels 1 and 2 in the first quarter of 2010 and the adoption did not have a material impact on the disclosures of (in) the Company's consolidated financial statements. The adoption of the amendment for level 3 will not have a material impact on our financial position or results of operations.

Other new pronouncements issued but not effective until after January 1, 2011 are not expected to have a significant effect on the Company's financial position or results of operations.

Recently Adopted Accounting standards

In April 2009, the Financial Accounting Standards Board (FASB) issued certain amendments as codified in Accounting Standards Codification (ASC) Topic 820-10, "Fair Value Disclosures." ASC 820-10 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. An entity is required to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The Company adopted the provisions in the second quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC 805-20 "Identifiable Assets and Liabilities, and Any Noncontrolling Interest" which clarifies ASC 805 "Business Combinations," to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in business combinations. The amendments require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liabilities would generally be recognized in accordance with ASC 450 "*Contingencies*," if the criteria for disclosures under that topic are met. The disclosures are required for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted these amendments in the first quarter of 2009 the adoption did not have a material effect on the Company's consolidated financial statements.

There were various other accounting standards and interpretations issued through February 25, 2011, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the Company's belief that its levels of supplies will alleviate the potential short-term shortage in availability from its suppliers; management's belief that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the outcome of litigation, as discussed in the Legal Proceedings section and elsewhere, and the Company's belief that such litigation will not have a material adverse effect on the Company's financial condition, results of operations or liquidity; the Company's belief that it is recession resistant; the Company's expectation to continue its payment of cash dividends; the adequacy of the Company's resources and borrowings to fund operations and obligations; management's belief that any additional pension plan contributions will not have a material effect on the Company's financial position, results of operation or liquidity; the Company's projected 2011 capital expenditures; the Company's expectation to maintain compliance with the covenants contained in its Revolving Credit Agreement throughout 2010; the impact of the Company's contractual obligations; the impact of recent accounting pronouncements; and interest rate risks and foreign exchange currency risk on the Company's financial position, results of operations and liquidity. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks, timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market Risk

The Company maintains an investment portfolio subject to short-term interest rate risk exposure. The Company is also subject to interest rate risk exposure through borrowings on its $175 million credit facility. Currently, interest rates are fixed on the outstanding borrowings of $26.0 million ($25.0 million at January 31, 2011) creating minimal interest rate risk exposure. However, the Company does maintain approximately $29.3 million in Letters of Credit. The Company is also exposed to market risks arising from changes in foreign exchange rates. The Company believes that this foreign exchange rate risk will not have a material effect upon the Company's results of operations or financial position going forward.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

To the Stockholders of Rollins, Inc.:

The management of Rollins, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Rollins, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of internal controls over financial reporting, as of December 31, 2010 based on criteria established in Internal Control—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Rollins, Inc. maintained effective internal control over financial reporting as of December 31, 2010.

The independent registered public accounting firm, Grant Thornton LLP has audited the consolidated financial statements as of and for the year ended December 31, 2010, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 35.

/s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer

/s/ HARRY J. CYNKUS

Harry J. Cynkus
Senior Vice President, Chief Financial Officer and Treasurer

Atlanta, Georgia
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Rollins, Inc.

We have audited Rollins, Inc. (a Delaware Corporation) and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—*Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Board of Directors and Shareholders
Rollins, Inc.

We have audited the accompanying consolidated statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 25, 2011

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Rollins, Inc. and Subsidiaries

At December 31, (in thousands except share information)	2010	2009
ASSETS		
Cash and cash equivalents	**$ 20,913**	$ 9,504
Trade receivables, short-term, net of allowance for doubtful accounts of $8,225 and $7,589, respectively	**67,185**	60,590
Accounts receivable-other, net	**3,248**	2,164
Materials and supplies	**11,899**	10,208
Deferred income taxes, net	**27,396**	25,839
Other current assets	**20,380**	12,225
Total Current Assets	**151,021**	120,530
Equipment and property, net	**74,013**	74,644
Goodwill	**210,779**	189,658
Customer contracts	**117,291**	121,176
Other intangible assets, net	**30,265**	24,785
Deferred income taxes	**15,106**	17,901
Trade receivables, long-term, net of allowance for doubtful accounts of $1,169 and $1,083, respectively	**10,193**	9,356
Other assets	**10,346**	8,446
Total Assets	**$ 619,014**	$ 566,496
LIABILITIES		
Accounts payable	**25,940**	15,841
Accrued insurance	**18,652**	16,567
Accrued compensation and related liabilities	**61,817**	57,377
Unearned revenue	**85,489**	85,883
Line of credit	**26,000**	30,000
Other current liabilities	**28,543**	27,085
Total current liabilities	**246,441**	232,753
Accrued insurance, less current portion	**27,221**	24,908
Accrued pension	**12,515**	14,895
Long-term accrued liabilities	**34,867**	29,374
Total Liabilities	**321,044**	301,930
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, without par value; 500,000 authorized, zero shares issued	**—**	—
Common stock, par value $1 per share; 170,000,000 shares authorized, 147,181,472 and 148,356,523 shares issued, respectively	**147,181**	148,357
Paid in capital	**27,816**	22,655
Accumulated other comprehensive loss	**(32,490)**	(32,127)
Retained earnings	**155,463**	125,681
Total Stockholders' Equity	**297,970**	264,566
Total Liabilities and Stockholders' Equity	**$ 619,014**	$ 566,496

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands except per share data)	2010	2009	2008
REVENUES			
Customer services	**$ 1,136,890**	$ 1,073,958	$ 1,020,564
COSTS AND EXPENSES			
Cost of services provided	**583,089**	551,002	534,494
Depreciation and amortization	**36,408**	37,169	33,443
Sales, general and administrative	**373,288**	355,590	339,078
(Gain)/loss on sales/impairment of assets	**123**	2,942	(166)
Interest expense	**437**	964	761
	993,345	947,667	907,610
INCOME BEFORE INCOME TAXES	**143,545**	126,291	112,954
PROVISION FOR INCOME TAXES			
Current	**51,468**	41,873	39,563
Deferred	**2,075**	434	4,457
	53,543	42,307	44,020
NET INCOME	**$ 90,002**	$ 83,984	$ 68,934
INCOME PER SHARE – BASIC	**$ 0.61**	$ 0.56	$ 0.46
INCOME PER SHARE – DILUTED	**$ 0.61**	$ 0.56	$ 0.45
Weighted average shares outstanding – basic	**148,030**	149,179	151,203
Weighted average shares outstanding – diluted	**148,231**	149,624	151,830
DIVIDENDS PAID PER SHARE	**$ 0.24**	$ 0.19	$ 0.17

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Rollins, Inc. and Subsidiaries

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-In-Capital	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2007	**150,954**	**$ 150,954**	**$ 15,184**		**$ (4,050)**	**$ 71,465**	**$ 233,553**
Net Income				68,934		68,934	68,934
Other Comprehensive Income, Net of Tax							—
Pension Liability Adjustment				(27,084)			(27,084)
Foreign Currency Translation Adjustments				(3,624)		—	(3,624)
Other Comprehensive Income				(30,708)	(30,708)		
Comprehensive Income				38,226			
Cash Dividends						(24,969)	(24,969)
Common Stock Purchased (1)	(2,078)	(2,078)				(19,992)	(22,070)
Stock Compensation	962	962	3,751			(321)	4,392
Common Stock Options Exercised (2)	223	223	(992)			(74)	(843)
Excess Tax Benefit on Restricted Stock Dividend Compensation and Non-Qualified Stock Options			144				144
Balance at December 31, 2008	**150,061**	**$ 150,061**	**$ 18,087**		**$ (34,758)**	**$ 95,043**	**$ 228,433**
Net Income				83,984		83,984	83,984
Other Comprehensive Income, Net of Tax							
Pension Liability Adjustment				(14)			(14)
Foreign Currency Translation Adjustments				2,645		—	2,645
Other Comprehensive Income				2,631	2,631		
Comprehensive Income				86,615			
Cash Dividends						(27,853)	(27,853)
Common Stock Purchased (1)	(2,516)	(2,516)				(25,221)	(27,737)
Stock Compensation	695	695	5,337			(232)	5,800
Common Stock Options Exercised (2)	117	117	(955)			(40)	(878)
Excess Tax Benefit on Restricted Stock Dividend Compensation and Non-Qualified Stock Options			186				186
Balance at December 31, 2009	**148,357**	**$ 148,357**	**$ 22,655**		**$ (32,127)**	**$ 125,681**	**$ 264,566**
Net Income				90,002		90,002	90,002
Other Comprehensive Income, Net of Tax							
Pension Liability Adjustment				(1,189)			(1,189)
Foreign Currency Translation Adjustments				826		—	826
Other Comprehensive Income				(363)	(363)		
Comprehensive Income				89,639			
Cash Dividends						(35,521)	(35,521)
Common Stock Purchased (1)	(1,889)	(1,889)				(24,463)	(26,352)
Stock Compensation	594	594	7,153			(209)	7,538
Common Stock Options Exercised (2)	119	119	(3,177)			(27)	(3,085)
Excess Tax Benefit on Restricted Stock Dividend Compensation and Non-Qualified Stock Options			1,185				1,185
Balance at December 31, 2010	**147,181**	**$ 147,181**	**$ 27,816**		**$ (32,490)**	**$ 155,463**	**$ 297,970**

(1) Charges to Retained Earnings are from purchases of the Company's Common Stock and its three-for-two stock split effective 12/10/2010.

(2) Common Stock Options Exercised are net of employee stock buybacks

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands)	2010	2009	2008
OPERATING ACTIVITIES			
Net Income	**$ 90,002**	$ 83,984	$ 68,934
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**36,408**	37,169	33,443
Provision for deferred income taxes	**2,075**	434	4,457
Stock based compensation expense	**7,538**	5,800	4,392
(Gain)/loss on sales/impairments of assets	**123**	2,942	(166)
Excess tax benefits from share-based payments	**(1,185)**	(186)	(144)
Provision for bad debts	**8,641**	9,638	8,984
Other, net	**(844)**	126	(712)
Changes in assets and liabilities:			
Trade accounts receivables	**(13,994)**	(9,977)	(9,440)
Accounts receivable—other	**(1,080)**	84	(361)
Materials and supplies	**(1,391)**	1,040	(422)
Other current assets	**(8,197)**	(2,164)	(3,760)
Other non-current assets	**(1,473)**	(1,407)	(613)
Accounts payable and accrued expenses	**11,273**	(9,898)	(1,384)
Unearned revenue	**(2,516)**	(2,939)	(1,691)
Accrued insurance	**4,398**	2,589	(221)
Accrual for termite contracts	**(1,075)**	(4,300)	(3,700)
Accrued pension	**(5,176)**	(5,000)	(5,000)
Long-term accrued liabilities	**526**	2,911	(1,852)
Net cash provided by operating activities	**124,053**	110,846	90,744
INVESTING ACTIVITIES			
Cash used for acquisitions of companies, net of cash acquired	**(34,764)**	(10,966)	(152,369)
Purchase of equipment and property	**(13,036)**	(15,740)	(14,815)
Cash from sales of franchises	**148**	56	321
Proceeds from sales of assets	**7**	88	146
Net cash used in investing activities	**(47,645)**	(26,562)	(166,717)
FINANCING ACTIVITIES			
Borrowings, under line of credit agreement	**—**	—	90,000
Payments on line of credit borrowings	**(4,000)**	(35,000)	(25,000)
Cash paid for common stock purchased	**(29,692)**	(29,108)	(23,240)
Dividends paid	**(35,521)**	(27,853)	(24,969)
Book overdrafts in bank accounts	**2,500**	2,000	4,600
Proceeds received upon exercise of stock options	**255**	493	326
Principal payments on capital lease obligations	**(224)**	(471)	(829)
Excess tax benefits from share-based payments	**1,185**	186	144
Net cash provided by/(used in) financing activities	**(65,497)**	(89,753)	21,032
Effect of exchange rate changes on cash	**498**	1,257	(2,623)
Net increase/(decrease) in cash and cash equivalents	**11,409**	(4,212)	(57,564)
Cash and cash equivalents at beginning of year	**9,504**	13,716	71,280
Cash and cash equivalents at end of year	**$ 20,913**	$ 9,504	$ 13,716
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 248**	$ 1,031	$ 1,030
Cash paid for income taxes, net	**$ 60,101**	$ 46,431	$ 41,638

The accompanying notes are an integral part of these consolidated financial statements

Supplemental Disclosures of Non-Cash Items

Pension—Non-cash (increases) decreases in the minimum pension liability which were (charged) credited to other comprehensive income/(loss) were $(1.9) million, $(23) thousand, and $(44.2) million in 2010, 2009, and 2008, respectively.

Business Combinations—Non-cash acquisition of assets in business combinations were $8.0 millions, $2.6 million and $2.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2010, 2009, and 2008, Rollins, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description—Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with domestic franchises and international franchises in Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe.

Orkin, LLC ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers in the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and PCO Services, Inc. ® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the United States.

PCO Services ("PCO"), a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. PCO Services is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

The Company has several smaller wholly-owned subsidiaries that in total make up less than 5% of the Company's total revenues.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, includes the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Principles of Consolidation—The Company's policy is to consolidate all subsidiaries, investees or other entities where it has voting control, is subject to a significant risk of loss, or is entitled to receive significant residual returns. The Company does not have any interest in other investees, joint ventures, or other entities that require consolidation.

The consolidated financial statements include the accounts of the Company and subsidiaries owned by the Company. All material intercompany accounts and transactions have been eliminated.

Subsequent Events—The Company evaluates its financial statements through the date the financial statements are issued. As of the filing date, February 25, 2011, there were no subsequent events that would affect its financial statements.

Estimates Used in the Preparation of Consolidated Financial Statements—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying notes and financial statements. Actual results could differ from those estimates.

Revenues—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly, bi-monthly or quarterly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. Fair values are generally established based on the prices charged when sold separately by the Company. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for termite renewals is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses. The Company accrues for noticed claims. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information.

All revenues are reported net of sales taxes.

The Company's foreign operations accounted for approximately 8%, 7% and 8% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

Interest income on installment receivables is accrued monthly based on actual loan balances and stated interest rates. Recognition of initial franchise fee revenues occurs when all material services or conditions relating to a new agreement have been substantially performed or satisfied by the Company. Initial franchise fees are treated as unearned revenue in the Statement of Financial Position until such time. Royalties from Orkin franchises are accrued and recognized as revenues as earned on a monthly basis. Gains on sales of pest control customer accounts to franchises are recognized at the time of sale and when collection is reasonably assured.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts based on the expected collectability of accounts receivable. Management uses historical collection results as well as accounts receivable aging in order to determine the expected collectability of accounts receivable. Substantially all of the Company's receivables are due from pest control and termite services in the United States and selected international locations. Our allowance for doubtful accounts is determined using a combination of factors to ensure that our receivables are not overstated due to uncollectability. Our established credit evaluation procedures seek to minimize the amount of business we conduct with higher risk customers. Provisions for doubtful accounts are recorded in selling, general and administrative expenses. Accounts are written-off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of amounts previously written off are recorded when collected. Significant recoveries will generally reduce the required provision in the period of recovery. Therefore, the provision for doubtful accounts can fluctuate significantly from period to period. There were no large recoveries in 2010, 2009 and 2008. We record specific provisions when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the realizability of receivables would be further adjusted, either upward or downward.

Advertising—Advertising costs are charged to sales, general and administrative expense during the year in which they are incurred.

	Years ended December 31,		
(in thousands)	**2010**	2009	2008
Advertising	**$ 43,119**	$ 43,693	$ 41,559

Cash and Cash Equivalents—The Company considers all investments with an original maturity of three months or less to be cash equivalents. Short-term investments, included in cash and cash equivalents, are stated at cost, which approximates fair market value. At times, cash and cash equivalents may exceed federally insured amounts.

	At December 31,	
(in thousands)	**2010**	2009
Cash held in foreign bank accounts	**$ 15,219**	$ 2,990

Marketable Securities—From time to time, the Company maintains investments held by several large, well-capitalized financial institutions. The Company's investment policy does not allow investment in any securities rated less than "investment grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income.

The Company had no marketable securities other than those held in the defined pension benefit plan and the nonqualified deferred compensation plan at December 31, 2010 and 2009. See note 12 for further details.

Materials and Supplies—Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.

Income Taxes—The Company provides for income taxes based on FASB ASC topic 740 "Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company provides an allowance for deferred tax assets when it is determined that it is more likely than not that the deferred tax assets will not be utilized. The Company establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold. The Company's policy is to record interest and penalties related to income tax matters in income tax expense.

Equipment and Property—Equipment and Property are stated at cost, net of accumulated depreciation, which includes the amortization of assets recorded under capital leases and are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, ten to forty years; and furniture, fixtures, and operating equipment, two to ten years. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. The annual provisions for depreciation, below, have been reflected in the Consolidated Statements of Income in the line item entitled Depreciation and Amortization:

	Years ended December 31,		
(in thousands)	**2010**	2009	2008
Depreciation	**$ 15,975**	$ 15,874	$ 14,205

Goodwill and Other Intangible Assets—In accordance with FASB ASC Topic 350, *"Intangibles—Goodwill and other"*, the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The Company does not amortize intangible assets with indefinite lives and goodwill. Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate the assets might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company performs impairment tests of goodwill at the Company level. Such impairment tests for goodwill include comparing the fair value of the appropriate reporting unit (the Company) with its carrying value. The Company performs impairment tests for indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The Company recognizes an impairment charge if the asset's carrying value exceeds its estimated fair value. The Company completed its most recent annual impairment analyses as of September 30, 2010. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or other intangible assets was indicated.

Impairment of Long-Lived Assets—In accordance with FASB ASC Topic 360, *"Property, Plant and Equipment"*, the Company's long-lived assets, such as property and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

At December 31, 2009, the Company determined that a significant portion of its routing and scheduling initiative had no useful value and recognized an impairment of the asset of $2.9 million.

Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on a semi-annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practice and existing claims compared to current balances. The reserve is established based on all these factors. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liability may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Earnings Per Share—FASB ASC Topic 260-10 *"Earnings Per Share- Overall,"* requires a basic earnings per share and diluted earnings per share presentation. Further, all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are considered participating securities and an entity is required to include participating securities in its calculation of basic earnings per share. During 2009 the Company adopted the provisions of FSP EITF 03-6-1 codified as FASB ASC Topic 260-10-45 *"Participating Securities and the Two-Class Method"* and the adoption had no significant impact to its financial statements.

The Company has periodically issued share-based payment awards that contain non-forfeitable rights to dividends and therefore are considered participating securities. See Note 12 for further information on restricted stock granted to employees.

The basic and diluted calculations differ as a result of the dilutive effect of stock options included in diluted earnings per share, but excluded from basic earnings per share. Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the respective periods. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for the three-for-two stock split on December 10, 2010.

A reconciliation of weighted average shares outstanding along with the earnings per share attributable to restricted shares of common stock (participating securities) is as follows:

	Twelve Months End December 31,		
	2010	2009	2008
Net income	**$ 90,002**	$ 83,984	$ 68,934
Less: Dividends paid			
Common Stock	**(34,871)**	(27,370)	(24,581)
Restricted shares of common stock	**(650)**	(483)	(388)
Undistributed earnings for the period	**$ 54,481**	$ 56,131	$ 43,965
Allocation of undistributed earnings:			
Common stock	**$ 53,419**	$ 55,098	$ 43,270
Restricted shares of common stock	**1,062**	1,033	695
Diluted allocation of undistributed earnings:			
Common stock	**$ 53,421**	$ 55,101	$ 43,273
Restricted shares of common stock	**1,060**	1,030	692
Basic shares outstanding:			
Common stock	**145,145**	146,433	148,814
Restricted shares of common stock	**2,885**	2,746	2,389
	148,030	149,179	151,203
Diluted shares outstanding:			
Common stock	**145,145**	146,433	148,814
Dilutive effect of stock options	**201**	445	627
	145,346	146,878	149,441
Restricted shares of common stock	**2,885**	2,746	2,389
	148,231	149,624	151,830
Basic earnings per share			
Common stock:			
Distributed earnings	**$ 0.24**	$ 0.19	$ 0.17
Undistributed earnings	**0.37**	0.37	0.29
	$ 0.61	$ 0.56	$ 0.46
Restricted shares of common stock			
Distributed earnings	**$ 0.23**	$ 0.18	$ 0.17
Undistributed earnings	**0.37**	0.37	0.29
	$ 0.60	$ 0.56	$ 0.46
Total shares of common stock			
Distributed earnings	**$ 0.24**	$ 0.19	$ 0.17
Undistributed earnings	**0.37**	0.37	0.29
	$ 0.61	$ 0.56	$ 0.46
Diluted earning per share:			
Common stock:			
Distributed earnings	**$ 0.24**	$ 0.19	$ 0.16
Undistributed earnings	**0.37**	0.37	0.29
	$ 0.61	$ 0.56	$ 0.45
Restricted shares of common stock			
Distributed earnings	**$ 0.23**	$ 0.18	$ 0.16
Undistributed earnings	**0.37**	0.37	0.29
	$ 0.60	$ 0.56	$ 0.45
Total shares of common stock			
Distributed earnings	**$ 0.24**	$ 0.19	$ 0.16
Undistributed earnings	**0.37**	0.37	0.29
	$ 0.61	$ 0.56	$ 0.45

Translation of Foreign Currencies—Assets and liabilities reported in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited to other comprehensive income. Gains or losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables, denominated in foreign currency are included in the earnings of the current period.

Stock-Based Compensation—The Company accounts for its stock-based compensation in accordance with FASB ASC Topic 713 *"Compensation–Stock Compensation."* Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. Outstanding TLRSs vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed. These awards are amortized, net of forfeitures, on a straight-line basis over six years.

The Company did not grant any stock options during 2010, 2009 or 2008.

Comprehensive Income (Loss)—Other Comprehensive Income (Loss) results from foreign currency translations and minimum pension liability adjustments.

Franchising Program—Rollins' wholly-owned subsidiary, Orkin, had 56 domestic franchises as of December 31, 2010. Transactions with domestic franchises involve sales of customer contracts to establish new franchises, initial franchise fees and royalties. The customer contracts and initial franchise fees are typically sold for a combination of cash and notes due over periods ranging up to five years. Notes receivable from franchises were $3.7 million at December 31, 2010 and 2009. These amounts are included as trade receivables in the accompanying Consolidated Statements of Financial Position.

The Company recognizes gains from the sale of customer contracts at the time they are sold to franchises and collection on the notes is reasonably assured. The Company recognized net gains of $1.1 million and $1.0 million for the years ended December 31, 2010 and 2008, respectively and a net loss of $0.1 million for the sale of customer contracts for the year ended December 31, 2009 due to customer adjustments. These amounts are included as revenues in the accompanying Consolidated Statements of Income.

All domestic franchises have a guaranteed repurchase clause that the franchise may be repurchased by Orkin at a later date once it has been established; therefore, initial domestic franchise fees are deferred in accordance with FASB ASC Topic 952-605 *"Franchisor Revenue Recognition,"* for the duration of the initial contract period and are included as unearned revenue in the Consolidated Statements of Financial Position. Deferred franchise fees were $2.5 million and $2.3 million at December 31, 2010 and 2009, respectively.

Royalties from franchises are accrued and recognized in accordance with FASB ASC Topic 952-605 *"Franchisor Revenue Recognition,"* as revenues as earned on a monthly basis. Revenue from franchises were $3.4 million, $3.0 million and $2.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, Orkin had 16 international franchises. Orkin's international franchise program began with its first international franchise in 2000 and since has expanded to Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe.

The Company's maximum exposure to loss (notes receivable from franchises less deferred franchise fees) relating to the franchises has not exceeded $2.0 million for the years ended December 31, 2008 through 2010.

Three-for-Two Stock Split—The Board of Directors, at its quarterly meeting on October 26, 2010, authorized a three-for-two stock split by the issuance on December 10, 2010 of one additional common share for each two common shares held of record at November 10, 2010. Accordingly, the par value for additional shares issued was adjusted to common stock, and fractional shares resulting from the stock split were settled in cash. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for these stock splits.

New Accounting Standards

Recently issued accounting standards to be adopted in 2011

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements, or "ASU 2009-13." ASU 2009-13 establishes the accounting and reporting guidance for arrangements that include multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in ASU 2009-13 also establish a hierarchy for determining the selling price of a deliverable. Enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms of the arrangement, significant deliverables, and the vendor's performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or January 1, 2011 for us. Early application is permitted. The adoption of ASU 2009-13 will not have a material impact on our financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual and interim periods beginning after December 15, 2010. The Company adopted the amendments for levels 1 and 2 in the first quarter of 2010 and the adoption did not have a material impact on the disclosures of (in) the Company's consolidated financial statements. The adoption of the amendment for level 3 will not have a material impact on our financial position or results of operations.

Other new pronouncements issued but not effective until after January 1, 2011 are not expected to have a significant effect on the Company's financial position or results of operations.

Recently Adopted Accounting standards

In April 2009, the Financial Accounting Standards Board (FASB) issued certain amendments as codified in Accounting Standards Codification (ASC) Topic 820-10, "Fair Value Disclosures." ASC 820-10 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. An entity is required to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The Company adopted the provisions in the second quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC 805-20 "Identifiable Assets and Liabilities, and Any Noncontrolling Interest" which clarifies ASC 805 "Business Combinations," to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in business combinations. The amendments require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liabilities would generally be recognized in accordance with ASC 450 "*Contingencies*," if the criteria for disclosures under that topic are met. The disclosures are required for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted these amendments in the first quarter of 2009 the adoption did not have a material effect on the Company's consolidated financial statements.

There were various other accounting standards and interpretations issued during through February 25, 2011, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

2. ACQUISITIONS

Acquisition of HomeTeam Pest Defense:

In April 2008, the Company completed the acquisition of substantially all of the assets of Centex Home Services, LLC, a Nevada limited liability company, HomeTeam Pest Defense, Inc., a Nevada corporation, and HomeTeam Pest Defense, LLC, a Delaware limited liability company, related to the business of providing termite and pest control services to homebuilders, businesses and homeowners. The final purchase price paid for the acquisition was $134.0 million. The purchase price was negotiated at arms length.

At the time of the acquisition, HomeTeam Pest Defense, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam Pest Defense services home builders nationally.

HomeTeam Pest Defense recorded revenues of approximately $134.0 million for the fiscal year ended March 31, 2007. The Company's consolidated statements of income include the results of operations of HomeTeam Pest Defense for the period beginning April 1, 2008 through December 31, 2010.

The 2008 pro forma financial information presented below gives effect to the HomeTeam Pest Defense acquisition as if it had occurred as of the beginning of our fiscal year 2008. The information presented below is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition actually had occurred as of the beginning of such year or results which may be achieved in the future.

(dollars in thousands)	**2010 As reported**	2009 As reported	2008 Pro forma (unaudited)
	Twelve Months Ended December 31,		
REVENUES			
Customer services	**$ 1,136,890**	$ 1,073,958	$ 1,052,032
INCOME BEFORE INCOME TAXES	**$ 143,545**	$ 126,291	$ 113,474
PROVISION FOR INCOME TAXES	**53,543**	42,307	44,219
NET INCOME	**$ 90,002**	$ 83,984	$ 69,255
INCOME PER SHARE – BASIC	**$ 0.61**	$ 0.56	$ 0.46
INCOME PER SHARE – DILUTED	**$ 0.61**	$ 0.56	$ 0.46
Weighted average shares outstanding – basic	**148,030**	149,179	151,203
Weighted average shares outstanding – diluted	**148,231**	149,624	151,830

Acquisition of Waltham Services:

The Company acquired Waltham Services, Inc on July 31, 2010. Waltham Services, Inc. was established in 1893 in Waltham, Massachusetts. Waltham Services, with annual revenues exceeding $17 million, is a leading provider of advanced pest management serving New England and New York. Waltham's primary service is commercial and residential pest control. Prior to the acquisition Waltham was ranked as the 33rd largest company in the industry. Waltham will operate independently to preserve its successful brand, loyal customers and employees.

Including the Waltham Services acquisition, the Company has made several acquisitions that are not material either individually or in total to the Company's consolidated financial statements.

3. DEBT

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175.0 million, which includes a $75.0 million letter of credit subfacility, and a $10.0 million swingline subfacility. As of December 31, 2010, borrowings of $25.0 million were outstanding under the line of credit and $1.0 million under the swingline subfacility. The Company maintains approximately $29.3 million in letters of credit. The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims. As of December 31, 2009, borrowings of $30.0 million were outstanding under the line of credit and there were no borrowings under the swingline subfacility and maintained approximately $34.9 million in letters of credit.

The Revolving Credit Agreement is guaranteed by Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Outstanding balances of individual tranches under the Credit Agreement currently mature in the first quarter of 2011. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of SunTrust Bank's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50% or the Adjusted LIBOR Rate determined on a daily basis for an interest period of one month; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an

additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2010, the additional rate allocated was .50%.

As of December 31, 2010, the effective interest rate on the outstanding borrowing under the line of credit was less than 0.78%. The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed certain limits.

The Company remained in compliance with applicable debt covenants at December 31, 2010 and expects to maintain compliance throughout 2011.

4. TRADE RECEIVABLES

The Allowance for Doubtful Accounts is principally calculated based on the application of estimated loss percentages to delinquency aging totals, based on contractual terms, for the various categories of receivables. Bad debt write-offs occur according to Company policies that are specific to pest control, commercial and termite accounts.

	Years ended December 31,	
(in thousands)	**2010**	2009
Gross Trade Receivables, short-term	**$ 75,410**	$ 68,179
Gross Trade Receivables, long-term	**11,362**	10,439
Allowance for Doubtful Accounts	**(9,394)**	(8,672)
Net Trade Receivables	**$ 77,378**	$ 69,946

Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. Trade receivables also include note receivables due from franchises. At any given time, the Company may have immaterial amounts due from related parties, which are invoiced and settled on a regular basis. The carrying amount of notes receivable approximates fair value as the interest rates approximate market rates for these types of contracts. Long-Term Installment receivables, net were $10.2 million and $9.4 million at December 31, 2010 and 2009, respectively.

5. EQUIPMENT AND PROPERTY

Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

	December 31,	
(in thousands)	**2010**	2009
Buildings	**$ 42,995**	$ 42,230
Operating Equipment	**67,739**	64,679
Furniture and Fixtures	**11,375**	10,615
Computer Equipment and Systems	**49,759**	47,336
	171,868	164,860
Less–Accumulated Depreciation	**121,540**	111,095
	50,328	53,765
Land	**23,685**	20,879
Net equipment and property	**$ 74,013**	$ 74,644

Included in equipment and property, net at December 31, 2010 and 2009, are fixed assets held in foreign countries of $2.0 million, and $2.2 million, respectively.

6. FAIR VALUE MEASUREMENT

The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade and notes receivables, accounts payable and other short-term liabilities. The carrying amounts of these financial instruments approximate their fair values. The Company has financial instruments related to its defined pension plan and deferred compensation plan detailed in note 12.

The Company has a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175.0 million on an unsecured basis at the bank's prime rate of interest or the indexed London Interbank Offered Rate (LIBOR), which includes a $75.0 million letter of credit subfacility, and a $10.0 million swingline subfacility. As of December 31, 2010, borrowings of $25.0 million were outstanding under the line of credit and $1.0 million under the swingline subfacility. The fair value of outstanding borrowings at December 31, 2010 were approximately $25.7 million based upon interest rates available to the Company as evidenced by debt of other companies with similar credit characteristics.

The following table presents our nonqualified deferred compensation plan assets using the fair value hierarchy as of December 31, 2010. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 540	$ 540	$ —	$ —
Available for sale securities	181	181	—	—
Total	$ 721	$ 721	$ —	$ —

The following table presents our nonqualified deferred compensation plan assets using the fair value hierarchy at December 31, 2009.

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 817	$ 817	$ —	$ —
Available for sale securities	144	144	—	—
Sub-Total	$ 961	$ 961	$ —	$ —
Payables	(22)	(22)	—	—
Total	$ 939	$ 939	$ —	$ —

Cash and cash equivalents, which are used to pay benefits and deferred compensation plan administrative expenses, are held in Money Market Funds.

The marketable securities classified as available-for-sale and the securities held in the deferred compensation plan are carried at fair value, based on quoted market prices, in the accompanying consolidated balance sheets.

At December 31, 2010 the Deferred Compensation Plan had 41 life insurance policies with a net face value of $33.3 million. The cash surrender value of these life insurance policies had a net realizable value of $9.4 million and $7.3 million at December 31, 2010 and 2009, respectively. The total deferred compensation plan assets recorded on the Company's books at December 31, 2010 and 2009 was $10.1 million and $8.3 million, respectively.

7. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $210.8 million as of December 31, 2010 and $189.7 million as of December 31, 2009. Goodwill increased $21.1 million for the year ended December 31, 2010 and $2.4 million for the year ended December 31, 2009 due primarily to acquisitions. The carrying amount of goodwill in foreign countries was $9.4 million as of December 31, 2010 and $9.0 million as of December 31, 2009. The changes in the carrying amount of goodwill for the twelve months ended December 30, 2010 and 2009 are as follows:

(in thousands)	
Goodwill as of December 31, 2008	**$ 187,266**
Goodwill acquired and finalization of allocation of purchase price on previous acquisitions	1,119
Goodwill adjustments due to currency translation	1,273
Goodwill as of December 31, 2009	**$ 189,658**
Goodwill acquired and finalization of allocation of purchase price on previous acquisitions	21,288
Goodwill adjustments due to currency translation	(167)
Goodwill as of December 31, 2010	**$ 210,779**

8. CUSTOMER CONTRACTS AND OTHER INTANGIBLE ASSETS

Customer contracts are amortized on a straight-line basis over the period of the agreements, as straight-line best approximates the ratio that current revenues bear to the total of current and anticipated revenues, based on the estimated lives of the assets. In accordance with FASB ASC Topic 350 *"Intangibles—Goodwill and other"*, the expected lives of customer contracts were reviewed, and it was determined that customer contracts should be amortized over a life of 8-20 years dependent upon customer type. The carrying amount and accumulated amortization for customer contracts were as follows:

	December 31,	
(in thousands)	**2010**	2009
Customer contracts	**$ 219,787**	$ 206,215
Less: Accumulated amortization	**(102,496)**	(85,039)
Customer contracts, net	**$ 117,291**	$ 121,176

The carrying amount of customer contracts in foreign countries was $4.0 million as of December 31, 2010 and $3.8 million as of December 31, 2009.

Other intangible assets include non-compete agreements, patents and finite lived and indefinitely lived trade names. Non-compete agreements are amortized on a straight-line basis over periods ranging from 3 to 20 years and patents are amortized on a straight-line basis over 15 years. The carrying amount and accumulated amortization for other intangible assets were as follows:

	December 31,	
(in thousands)	**2010**	2009
Other intangible assets	**$ 41,759**	$ 34,655
Less: Accumulated amortization	**(11,494)**	(9,870)
Other intangible assets, net	**$ 30,265**	$ 24,785

Total amortization expense was approximately $20.4 million in 2010, $21.3 million in 2009 and $19.2 million in 2008. Included in the table above are non-amortizable, indefinite lived intangible assets of $14.4 and $13.5 at December 31, 2010 and 2009, respectively.

Estimated amortization expense for the existing carrying amount of customer contracts and other intangible assets for each of the five succeeding fiscal years is as follows:

(in thousands)	
2011	$ 21,566
2012	$ 20,244
2013	$ 19,358
2014	$ 16,344
2015	$ 13,649

9. INCOME TAXES

The Company's income tax provision consisted of the following:

	December 31,		
(in thousands)	**2010**	2009	2008
Current:			
Federal	**$ 40,250**	$ 39,636	$ 31,243
State	**8,494**	6,802	6,022
Foreign	**2,724**	3,324	2,298
Benefit from valuation allowance releases	—	(7,889)	—
Deferred:			
Federal	**2,355**	(143)	3,183
State	**625**	626	948
Foreign	**(905)**	(49)	326
Total income tax provision	**$ 53,543**	$ 42,307	$ 44,020

The primary factors causing income tax expense to be different than the federal statutory rate for 2010, 2009 and 2008 are as follows:

	December 31,		
(in thousands)	**2010**	2009	2008
Income tax at statutory rate	**$ 50,241**	$ 44,202	$ 39,534
State income tax expense (net of federal benefit)	**4,688**	4,873	4,527
Foreign tax expense (benefit)	**(1,804)**	301	638
Valuation allowance	—	(7,889)	—
Other	**418**	820	(679)
Total income tax provision	**$ 53,543**	$ 42,307	$ 44,020

The Provision for Income Taxes resulted in an effective tax rate of 37.3% on Income Before Income Taxes for the year ended December 31, 2010. The effective rate differs from the annual federal statutory rate primarily because of state and foreign income taxes.

For 2009 the effective tax rate was 33.5%. The reduced effective tax rate for 2009 was primarily due to benefits received from conversion of several of the Company's wholly-owned subsidiaries from C-corporations to limited liability companies resulting in the complete release of the valuation allowance, offset slightly by tax associated with repatriation of cash from Orkin's Canadian wholly-owned subsidiary, PCO Services.

For 2008 the effective tax rate was 39.0%. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state and foreign income taxes.

During 2010, 2009 and 2008, the Company paid income taxes of $60.1 million, $46.4 million and $41.6 million, respectively, net of refunds.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

	December 31,	
(in thousands)	**2010**	2009
Deferred tax assets:		
Termite Accrual	**$ 2,522**	$ 2,859
Insurance and Contingencies	**20,968**	19,301
Unearned Revenues	**13,330**	12,935
Compensation and Benefits	**3,681**	3,921
Net Pension Liability	**4,818**	5,735
State and Foreign Operating Loss Carryforwards	**8,426**	8,005
Bad Debt Reserve	**3,176**	2,977
Other	**4,413**	3,568
Valuation allowance	**(810)**	—
Total Deferred Tax Assets	**60,524**	59,301
Deferred tax liabilities:		
Depreciation and Amortization	**(6,373)**	(6,729)
Foreign Currency Translation	**(3,617)**	(3,100)
Intangibles and Other	**(8,032)**	(5,732)
Total Deferred tax Liabilities	**(18,022)**	(15,561)
Net Deferred Tax Assets	**$ 42,502**	$ 43,740

Analysis of the valuation allowance:

	December 31,	
(in thousands)	**2010**	2009
Valuation allowance at beginning of year	**$ —**	$ 12,784
Increase/(decrease) in valuation allowance	**810**	(12,784)
Valuation allowance at end of year	**$ 810**	$ —

As of December 31, 2010, the Company has net operating loss carryforwards for foreign and state income tax purposes of approximately $198.0 million, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2011 and 2027. During 2009, the Company converted certain operating companies to Limited Liability Companies. Management believes that, after conversion, it is likely to be able to utilize all state net operating losses before they expire and has determined that a valuation allowance is no longer necessary. Management believes that it is unlikely to be able to utilize approximately $3.0 million of foreign net operating losses before they expire and has included a valuation allowance for the effect of these unrealizable operating loss carryforwards. The valuation allowance increased by $0.8 million due to the foreign net operating losses

Earnings from continuing operations before income tax includes foreign income of $7.8 million in 2010, $8.5 million in 2009 and $5.7 million in 2008. During December 2009, the international subsidiaries remitted their earnings to the Company in the form of a one time dividend. In the future the Company intends to reinvest indefinitely the undistributed earnings of some of its non-U.S. subsidiaries.

The total amount of unrecognized tax benefits at December 31, 2010 that, if recognized, would affect the effective tax rate is $2.6 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,	
(in thousands)	**2010**	2009
Balance at Beginning of Year	**$ 2,430**	$ 2,928
Additions based on tax positions related to current year	**1,283**	—
Additions for tax positions of prior years	**127**	152
Reductions for tax positions of prior years	**—**	(63)
Settlements	**(1,274)**	(562)
Expiration of statute of limitation	**—**	(25)
Balance at End of Year	**$ 2,566**	$ 2,430

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The tax returns for 2002 and 2003 are currently under examination by the Internal Revenue Service. During 2009 several issues included in the examination were settled for $1.1 million, including interest. In addition, the Company has subsidiaries in various state jurisdictions that are currently under audit for years ranging from 1996 through 2008. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years prior to 2005.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next 12 months. These changes may be the result of settlement of ongoing state audits. It is expected that certain state audits will be completed in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $1.9 million. None of the reductions in the liability for unrecognized tax benefits discussed above will affect the effective tax rate.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.6 million and $0.8 million as of December 31, 2010 and December 31, 2009, respectively. During 2010 the Company recognized interest and penalties of $0.9 million.

10. ACCRUAL FOR TERMITE CONTRACTS

In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation.

A reconciliation of changes in the accrual for termite contracts for the years ended December 31, 2010 and 2009 is as follows:

(in thousands)	December 31, 2010	2009
Beginning balance	**$ 10,000**	$ 14,300
Current year provision	**5,816**	2,248
Settlements, claims, and expenditures	**(6,891)**	(6,548)
Ending balance	**$ 8,925**	$ 10,000

The accrual for termite contracts is included in other current liabilities, $2.7 million and $3.4 million at December 31, 2010 and 2009, respectively and long-term accrued liabilities, $6.2 million and $6.6 million at December 31, 2010 and 2009, respectively on the Company's consolidated statements of financial position.

11. COMMITMENTS AND CONTINGENCIES

The Company leases buildings, vehicles and equipment under operating and capital leases, some of which contain escalation clauses. The capital leases contractually expire at various dates through 2011. The assets and liabilities acquired under capital leases are recorded at the lower of fair market value or the present value of future lease payments, and are depreciated over the actual contract term. Depreciation of assets under capital leases is included in depreciation expense for 2010 and 2009. Following is a summary of property held under capital leases:

(in thousands)	2010	2009
Vehicles	**$ 1,703**	$ 2,144
Expirations & Disposals	**(841)**	(395)
Accumulated Depreciation	**(843)**	(1,549)
Total property held under capital leases	**$ 19**	$ 200

The remainder of the leases are accounted for as operating leases expiring at various dates through 2017:

(in thousands)	Years ended December 31, 2010	2009	2008
Rental Expense	**$ 43,135**	$ 40,515	$ 39,860

Future commitments under operating and capital leases are as summarized:

(in thousands)	Operating leases	Capital leases
2011	$ 26,323	$ 38
2012	17,259	—
2013	10,957	—
2014	7,569	—
2015	4,059	—
Thereafter	4,970	—
Total minimum obligation	$ 71,137	$ 38
Interest component of obligation	—	(19)
Present value of minimum obligation	$ 71,137	$ 19

In the normal course of business, certain of the Company's subsidiaries are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by the defendant subsidiary. The subsidiaries are actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.; Douglas F. Bracho, Jr. v. Orkin, Inc.; Khan V. Orkin, Inc., et.al.; John Urbino v. Orkin Services of California, Inc. and Rollins, Inc.*; and *Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services*) in which the plaintiffs are seeking certification of a class. These cases originate in California and Pennsylvania, respectively. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California and a new date for a class certification hearing has not been scheduled. The *Bracho* lawsuit, a matter related to payroll deductions for use of Company vehicles, was filed in the Superior Court of Orange County, California, and has not been scheduled for a class certification hearing. The *Khan* suit, a termite service related matter, was filed in the United States District Court for the Northern District of California and has not been scheduled for a class certification hearing. The *Urbino* lawsuit, a wage and hour related matter, was filed in the Superior Court of Orange County, California. It has not been scheduled for a class certification hearing. The *Flood* lawsuit, a bed bug service related matter filed by residents of an apartment complex, was filed in the Court of Common Pleas of Philadelphia County, Pennsylvania, and has not been scheduled for a class certification hearing. The Company believes these matters are without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter or year.

Orkin, LLC is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity. Environmental remediation is reported on a non-discounted basis.

12. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Employee Benefit Plans

Defined Benefit Pension Plans

Rollins, Inc. Retirement Income Plan

The Company maintains several noncontributory tax-qualified defined benefit pension plan (the "Plans") covering employees meeting certain age and service requirements. The Plans provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plans with at least the minimum amount required by ERISA. The Company made contributions of $5.2 million to the Plans during the year ended December 31, 2010 with $5.0 million in contributions made for 2009 and 2008.

In June 2005, the Company froze the Rollins, Inc. defined benefit pension plan. The Company currently uses December 31 as the measurement date for its defined benefit post-retirement plans. The funded status of the Plans and the net amount recognized in the statement of financial position are summarized as follows as of:

(in thousands)	December 31, 2010	2009
CHANGE IN ACCUMULATED BENEFIT OBLIGATION		
Accumulated Benefit obligation at beginning of year	**$ 159,539**	$ 144,872
Pension plans acquired upon acquisitions of companies	**5,317**	—
Interest cost	**9,600**	9,530
Actuarial (gain) loss	**16,651**	11,990
Benefits paid	**(7,135)**	(6,853)
Accumulated Benefit obligation at end of year	**183,972**	159,539
CHANGE IN PLAN ASSETS		
Market value of plan assets at beginning of year	**144,644**	124,519
Pension plans acquired upon acquisitions of companies	**3,733**	—
Actual return on plan assets	**25,039**	21,978
Employer contribution	**5,176**	5,000
Benefits paid	**(7,135)**	(6,853)
Fair value of plan assets at end of year	**171,457**	144,644
Funded status	**$ (12,515)**	$ (14,895)

Amounts Recognized in the Statement of Financial Position consist of:

(in thousands)	December 31, 2010	2009
Noncurrent liabilities	**$ (12,515)**	$(14,895)

Amounts Recognized in Accumulated Other Comprehensive Income consists of:

(in thousands)	December 31, 2010	2009
Net loss	**$ 62,538**	$ 60,604

Included in Plans are newly acquired pension plans from acquisitions of companies during the year ended December 31, 2010. The accumulated benefit obligation for the defined benefit pension plans were $184.0 million and $159.5 million at December 31, 2010 and 2009, respectively. Accumulated benefit obligation and projected benefit obligation are materially the same for the Plans. Increases in the pension liability which were (charged, net of tax) credited to other comprehensive income/(loss) were $(1.9) million, $(23) thousand and $(44.2) million in 2010, 2009 and 2008, respectively.

The following weighted-average assumptions as of December 31 were used to determine the accumulated benefit obligation and net benefit cost:

	December 31,		
	2010	2009	2008
ACCUMULATED BENEFIT OBLIGATION			
Discount rate	**5.51%**	6.01%	6.81%
Rate of compensation increase	**N/A**	N/A	N/A
NET BENEFIT COST			
Discount rate	**6.01%**	6.81%	6.25%
Expected return on plan assets	**7.00%**	7.00%	8.00%
Rate of compensation increase	**N/A**	N/A	N/A

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the broad categories of investments held in the plan. The expected long-term rate of return is adjusted when there are fundamental changes in the expected returns on the plan investments.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, for fiscal year's 2010, 2009 and 2008 the Company utilized a yield curve analysis.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits		
(in thousands)	**2010**	2009	2008
Net Periodic Benefit Cost			
Service cost	**$ 86**	$ —	$ —
Interest cost	**9,514**	9,530	9,080
Expected return on plan assets	**(11,437)**	(10,974)	(12,343)
Amortization of net loss	**1,115**	963	1,082
Net periodic benefit cost	**$ (722)**	$ (481)	$ (2,180)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net (gain)/loss	**$ 3,048**	$ 986	
Amortization of net loss	**(1,115)**	(963)	
Total recognized in other comprehensive income	**1,933**	23	
Total recognized in net periodic benefit cost and other comprehensive income	**$ 1,211**	$ (458)	

The Company does not expect to amortize a net gain or loss in 2011. At December 31, 2010 and 2009, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities, real estate and other. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $30.3 million and $19.7 million at December 31, 2010 and 2009, respectively.

The Plans' weighted average asset allocation at December 31, 2010 and 2009 by asset category, along with the target allocation for 2011, are as follows:

Asset category	**Target allocations for 2011**	Percentage of plan assets as of December 31, 2010	2009
Cash	**2.0%**	1.1%	3.3%
Equity Securities – Rollins stock	**10.0%**	18.1%	13.6%
Domestic Equity – all other	**22.5%**	21.7%	21.6%
Global Equity	**2.5%**	3.6%	3.8%
International Equity	**8.0%**	11.3%	11.9%
Debt Securities – core fixed income	**27.0%**	21.4%	22.6%
Tactical Composite	**18.0%**	8.3%	0.0%
Real Estate	**5.0%**	3.7%	3.6%
Real Return	**5.0%**	4.6%	4.5%
Other	**0.0%**	6.2%	15.1%
Total	**100.0%**	100.0%	100.0%

For each of the asset categories in the pension plan, the investment strategy is identical—maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class which is rebalanced as required. The plans utilize a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company and management are considering making contribution to the pension plans of approximately $6.0 million during fiscal 2011.

Included among the asset categories for the Plans' investments are real estate and other investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2009-12 *"Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent),"* these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

Fair Value Measurements

The Company's overall investment strategy is to achieve a mix of approximately 70 percent of investments for long-term growth and 30 percent for near-term benefit payments, with a wide diversification of asset types, fund strategies and fund managers. Equity securities primarily include investments in large-cap and mid-cap companies. Fixed-income securities include corporate bonds of companies in diversified securities, mortgage-backed securities, and U.S. Treasuries. Other types of investments include hedge funds and private equity funds that follow several different investment strategies.

Some of our assets, primarily our private equity, real estate and hedge funds, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 2010 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events.

The following table presents our plan assets using the fair value hierarchy as of December 31, 2010. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. See Note 6 for a brief description of the three levels under the fair value hierarchy.

		Total	Level 1	Level 2	Level 3
(1)	Cash and Cash Equivalents	$ 10,747	$ 10,747	$ —	$ —
(2)	Fixed Income Securities	37,464	—	37,464	—
	Domestic Equity Securities				
	Rollins, Inc. Stock	30,265	30,265	—	—
	Other Securities	37,989	37,989	—	—
	Global Equity Securities	5,953	—	5,953	—
(3)	International Equity Securities	19,789	9,272	10,517	—
(4)	Tactical Composite	13,875	—	13,875	—
(5)	Real Estate	6,248	—	—	6,248
(6)	Real Return	7,704	—	7,704	—
(7)	Alternative Investments	1,423	—	—	1,423
	Total	$ 171,457	$ 88,273	$ 75,513	$ 7,671

(1) Cash and cash equivalents, which are used to pay benefits and plan administrative expenses, are held in Rule 2a-7 money market funds.

(2) Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(3) Some International equity securities are valued using a market approach based on the quoted market prices of identical instruments in their respective markets.

(4) Tactical Composite funds invest in stocks, bonds and cash, both domestic and international. These assets are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

(5) Real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data.

(6) Real Return funds invest in global equities, commodities and inflation protected core bonds that are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

(7) Alternative Investments are Hedge Funds consisting of fund-of-fund LLC or commingled fund structures. The LLCs are primarily valued based on Net Asset Values [NAVs] calculated by the fund and are not publicly available. The commingled fund NAV is calculated by the manager on a daily basis and has monthly liquidity. The Company is in the process of liquidating the Plans' alternative investments.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2010.

	Balance at December 31, 2009	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers In to/ (Out of) Level 3	Balance at December 31, 2010
Real Estate	$ 5,209	$ 1,039	$ —	$ —	$ 6,248
Alternative Investments	21,832	1,269	(12,798)	(8,879)	1,423
Total	$ 27,041	$ 2,308	$ (12,798)	$(8,879)	$ 7,671

The estimated future benefit payments over the next ten years are as follows:

(in thousands)	
2011	$ 8,410
2012	9,219
2013	9,426
2014	9,811
2015	10,374
Thereafter	59,818
Total	$ 107,058

Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) Plan that is available to a majority of the Company's full-time employees the first of the calendar quarter following completion of three months of service. The Plan is available to non full-time employees the first day of the calendar quarter following one year of service upon completion of 1,000 hours in that year. The Plan provides for a matching contribution of fifty cents ($.50) for each one dollar ($1.00) of a participant's contributions to the Plan that do not exceed 6 percent of his or her eligible compensation (which includes commissions, overtime and bonuses). The charge to expense for the Company match was approximately $7.0 million in 2010, $6.6 million in 2009 and $6.1 million in 2008. At December 31, 2010, 2009 and 2008 approximately, 35.1%, 29.3% and 33.1%, respectively of the plan assets consisted of Rollins, Inc. Common Stock. Total administrative fees paid by the Company for the Plan were approximately $52 thousand in 2010, $91 thousand in 2009 and $99 thousand in 2008.

Nonqualified Deferred Compensation Plan

The Deferred Compensation Plan provides that participants may defer up to 50% of their base salary and up to 85% of their annual bonus with respect to any given plan year, subject to a $2,000 per plan year minimum. The Company may make discretionary contributions to participant accounts. The Company currently plans to credit accounts of participants of long service to the Company with certain discretionary amounts ("Pension Plan Benefit Restoration Contributions") in lieu of benefits that previously accrued under the Company's Retirement Income Plan up to a maximum of $245,000. The Company intends to make Pension Plan Benefit Restoration Contributions under the Deferred Compensation Plan for five years. The first contribution was made in January 2007 for those participants who were employed for all of the 2006 plan year. Only employees with five full years of vested service on June 30, 2005 qualify for Pension Plan Benefit Restoration Contributions. Under the Deferred Compensation Plan, salary and bonus deferrals and Pension Plan Benefit Restoration Contributions are fully vested. Any discretionary contributions are subject to vesting in accordance with the matching contribution vesting schedule set forth in the Rollins 401(k) Plan in which a participant participates. The Company will be making its last contributions associated with this plan during the first quarter of 2011.

Accounts will be credited with hypothetical earnings, and/or debited with hypothetical losses, based on the performance of certain "Measurement Funds." Account values are calculated as if the funds from deferrals and Company credits had been converted into shares or other ownership units of selected Measurement Funds by purchasing (or selling, where relevant) such shares or units at the current purchase price of the relevant Measurement Fund at the time of the participant's selection. Deferred Compensation Plan benefits are unsecured general obligations of the Company to the participants, and these obligations rank in parity with the Company's other unsecured and unsubordinated indebtedness. The Company has established a "rabbi trust," which it uses to voluntarily set aside amounts to indirectly fund any obligations under the Deferred Compensation Plan. To the extent that the Company's obligations under the Deferred Compensation Plan exceed assets available under the trust, the Company would be required to seek additional funding sources to fund its liability under the Deferred Compensation Plan.

Generally, the Deferred Compensation Plan provides for distributions of any deferred amounts upon the earliest to occur of a participant's death, disability, retirement or other termination of employment (a "Termination Event"). However, for any deferrals of salary and bonus (but not Company contributions), participants would be entitled to designate a distribution date which is prior to a Termination Event. Generally, the Deferred Compensation Plan allows a participant to elect to receive distributions under the Deferred Compensation Plan in installments or lump-sum payments.

At December 31, 2010 the Deferred Compensation Plan had 41 life insurance policies with a net face value of $33.3 million. The cash surrender value of these life insurance policies were worth $9.4 million and $7.3 million at December 31, 2010 and 2009, respectively.

The estimated life insurance premium payments over the next five years are as follows:

(in thousands)	
2011	$ 900
2012	950
2013	750
2014	750
2015	750
Total	$ 4,100

Total expense/(income) related to deferred compensation was $130 thousand, $22 thousand and $(493) thousand in 2010, 2009, and 2008, respectively. The Company had $8.7 million and $6.8 million in deferred compensation assets as of December 31, 2010 and 2009, respectively and $7.9 million and $7.2 million in deferred compensation liability as of December 31, 2010 and 2009, respectively. The amounts of assets were marked to fair value.

Stock Compensation Plans

All share and per share data has been adjusted for the three-for-two stock split effective December 10, 2010.

Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company issued TLRSs that vest over ten years prior to 2004. TLRSs issued 2004 and later vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

For the year ended December 31, 2010, the Company issued approximately 0.5 million shares (post-split) of common stock upon exercise of stock options by employees with 0.3 million shares (post-split) in 2009. In addition, the Company issued time lapse restricted shares of 0.9 million, 0.7 million and 1.0 million (all post-split) for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company issues new shares from its authorized but unissued share pool. At December 31, 2010, approximately 5.8 million shares of the Company's common stock were reserved for issuance. In accordance with FASB ASC Topic 718, "*Compensation—Stock Compensation.*" The Company uses the modified prospective application method of adoption, which requires the Company to record compensation cost, related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value and recognized on a straight line basis over the service periods of each award. The Company estimates restricted share forfeiture rates based on its historical experience.

In order to estimate the fair value of stock options, the Company used the Black-Scholes option valuation model, which was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions and these assumptions can vary over time.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense ($ in thousands):

	Twelve months ended December 31,		
	2010	2009	2008
Time Lapse Restricted Stock:			
Pre-tax compensation expense	**$ 7,538**	$ 5,800	$ 4,392
Tax benefit	**(2,902)**	(2,233)	(1,700)
Restricted stock expense, net of tax	**$ 4,636**	$ 3,567	$ 2,692

As of December 31, 2010, $20.0 million of total unrecognized compensation cost related to time-lapse restricted shares is expected to be recognized over a weighted average period of approximately 3.9 years.

Option activity under the Company's stock option plan as of December 31, 2010, 2009 and 2008 and changes during the year ended December 31, 2010 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	1,485	$ 4.49	3.80	$ 12,328
Exercised	(464)	4.07		
Forfeited	(34)	3.81		
Outstanding at December 31, 2008	986	4.71	3.39	7,236
Exercised	(328)	4.84		
Forfeited	(5)	3.22		
Outstanding at December 31, 2009	653	4.67	2.44	5,348
Exercised	(517)	4.67		
Forfeited	—	—		
Outstanding at December 31, 2010	**136**	**$ 4.66**	**1.59**	**$ 2,056**
Exercisable at December 31, 2010	**136**	**$ 4.66**	**1.59**	**$ 2,056**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that day. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $5.2 million, $2.4 million and $3.5 million, respectively. Exercise of options during the years ended December 31, 2010, 2009 and 2008 resulted in cash receipts of $0.3 million, $0.5 million and $0.3, respectively.

The following table summarizes information on unvested restricted stock units outstanding as of December 31, 2010, 2009 and 2008:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested Restricted Stock Grants		
Unvested as of December 31, 2007	1,805	$ 8.68
Forfeited	(40)	9.47
Vested	(313)	8.23
Granted	1002	11.31
Unvested as of December 31, 2008	2,453	9.80
Forfeited	(26)	9.48
Vested	(412)	8.51
Granted	721	10.99
Unvested as of December 31, 2009	2,737	10.31
Forfeited	(277)	10.99
Vested	(666)	9.51
Granted	871	12.32
Unvested as of December 31, 2010	**2,664**	**$ 11.09**

13. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) consist of the following (in thousands):

	Pension Liability Adjustment	Foreign Currency Translation	Total
Balance at December 31, 2008	$ (36,874)	$ 2,116	$ (34,758)
Change during 2009:			
Before-tax amount	(23)	4,486	4,463
Tax expense	9	(1,841)	(1,832)
	(14)	2,645	2,631
Balance at December 31, 2009	(36,888)	4,761	(32,127)
Change during 2010:			
Before-tax amount	(1,933)	1,343	(590)
Tax benefit	744	(517)	227
	(1,189)	826	(363)
Balance at December 31, 2010	**$ (38,077)**	**$ 5,587**	**$ (32,490)**

14. RELATED PARTY TRANSACTIONS

The Company provides certain administrative services to RPC, Inc. ("RPC") (a company of which Mr. R. Randall Rollins is also Chairman and which is otherwise affiliated with the Company). The service agreements between RPC and the Company provide for the provision of services on a cost reimbursement basis and are terminable on six months notice. The services covered by these agreements include administration of certain employee benefit programs, and other administrative services. Charges to RPC (or to corporations which are subsidiaries of RPC) for such services and rent totaled less than $0.1 million for the years ended December 31, 2010 and 2009 and less than $0.2 million for the year ended December 31, 2008.

The Company rents office, hanger and storage space to LOR, Inc. ("LOR") (a company controlled by R. Randall Rollins and Gary W. Rollins). Charges to LOR (or corporations which are subsidiaries of LOR) for rent totaled $0.9 million for the year ended December 31, 2010 and $0.8 million for the years ended December 31, 2009 and 2008.

All transactions were approved by the Company's Nominating and Governance Committee of the Board of Directors.

15. UNAUDITED QUARTERLY DATA

(in thousands except per share data)	First	Second	Third	Fourth
2010				
Revenues	$ 253,041	$ 298,803	$ 305,118	$ 279,928
Gross profit (Revenues less cost of services provided)	122,066	150,375	149,054	132,306
Net income	17,583	27,700	25,513	19,206
Income per share:				
Income per share – Basic	0.12	0.19	0.17	0.13
Income per share – Diluted	0.12	0.19	0.17	0.13
2009				
Revenues	$ 242,972	$ 284,567	$ 286,852	$ 259,567
Gross profit (Revenues less cost of services provided)	117,601	142,934	139,416	123,005
Net income	15,808	25,482	22,733	19,961
Income per share:				
Income per share – Basic	0.11	0.17	0.15	0.13
Income per share – Diluted	0.10	0.17	0.15	0.13

16. CASH DIVIDEND

The Board of Directors, at its quarterly meeting on January 25, 2011, approved a 16.7% increase in the Company's quarterly dividend. The increased regular quarterly dividend of $0.07 per share will be payable March 10, 2011 to stockholders of record at the close of business February 10, 2011. 2011 marked the ninth consecutive year Rollins, Inc.'s board of directors has increased the Company's dividend a minimum of 12% or greater.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures—We have established disclosure controls and procedures to ensure, among other things, that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2010, in which the principal executive officer and principal financial officer of the Company participated, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective, at the reasonable assurance level to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting—Management's Report on Internal Control Over Financial Reporting is contained on page 34.

Changes in Internal Controls—There were no changes in our internal control over financial reporting during the fourth quarter of 2010 that materially affected or are reasonably likely to materially affect these controls.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning directors and executive officers is included in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders (the "Proxy Statement"), in the section titled "Election of Directors". This information is incorporated herein by reference. Information about executive officers is contained on page 18 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings—Audit Committee." This information is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Business Conduct that applies to all employees. In addition, the Company has adopted a Code of Business Conduct and Ethics for Directors and Executive Officer and Related Party Transaction Policy. Both of these documents are available on the Company's website at www.rollins.com and a copy is available by writing to Investor Relations at 2170 Piedmont Road, Atlanta Georgia 30324. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code of ethics that relates to any elements of the code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Compliance with Section 16(a) of the Securities Exchange Act" in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the captions "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 26, 2011 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Capital Stock" and "Election of Directors" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 26, 2011 is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	2,800,516	$ 4.66	5,812,822
Equity compensation plans not approved by security holders	—	$ —	—
Total	2,800,516	$ 4.66	5,812,822 (1)

(1) Includes 5,812,822 shares available for grant under the 2008 Employee Stock Incentive Plan. The 2008 Employee Stock Incentive Plan provides for awards of the Company's common stock and awards that are valued in whole or in part by reference to the Company's common stock apart from stock options and SARs including, without limitation, restricted stock, performance-accelerated restricted stock, performance stock, performance units, and stock awards or options valued by reference to book value or subsidiary performance.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Certain Relationships and Related Party Transactions" included in the Proxy Statement is incorporated herein by reference. Information concerning director independence is included in the Proxy Statement, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings." This information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services is set forth under "Independent Public Accountants" in the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules, and Reports on Form 8-K.

(a) *Consolidated Financial Statements, Financial Statement Schedule and Exhibits.*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(g) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(h) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(i) Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10.1 as filed with its Form 10-Q for the quarter ended September 30, 2010.

(10)(j) Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(k) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(l) Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

(10)(m) Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.

(10)(n) 2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.

(10)(o) Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(10)(q) Summary of Compensation Arrangements with Executive Officers.

(10)(r) Summary of Compensation Arrangements with Directors.

(b) Exhibits (inclusive of item 3 above):

(2)(a) Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2) (i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended. *

(2)(b) Asset Purchase Agreement dated as of March 28, 2008 by and among Rollins HT, Inc., Centex Home Services, LLC, HomeTeam Pest Defense, Inc., and HomeTeam Pest Defense, LLC, incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated March 28, 2008.

(3)(i) (A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.

(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.

(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.

(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006

(ii) Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3) (i) as filed with its Form 8-K dated October 23, 2007.

(4) Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(e) Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2) (ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.

(10)(f) Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(g) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(h) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(i)	Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10.1 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(j)	Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(k)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(l)	Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.
(10)(m)	Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.
(10)(n)	2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.
(10)(o)	Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.
(10)(p)	Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(q)	Summary of Compensation Arrangements with Executive Officers.
(10)(r)	Summary of Compensation Arrangements with Directors.
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	EX-101 Instance Document
(101.SCH)	EX-101 Schema Document
(101.CAL)	EX-101 Calculation Linkbase Document
(101.LAB)	EX-101 Labels Linkbase Document
(101.PRE)	EX-101 Presentation Linkbase Document
(101.DEF)	Ex-101 Definition Linkbase Document

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROLLINS, INC.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: February 25, 2011

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: February 25, 2011

The Directors of Rollins, Inc. (listed below) executed a power of attorney appointing Gary W. Rollins their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Henry B. Tippie, Director
James B. Williams, Director
Bill J. Dismuke, Director
Thomas J. Lawley, MD, Director
Larry L. Prince, Director
Glen W. Rollins, Director

/s/ GARY W. ROLLINS

Gary W. Rollins
As Attorney-in-Fact & Director
February 25, 2011

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following documents are filed as part of this report.

Schedules not listed above have been omitted as not applicable, immaterial or disclosed in the Consolidated Financial Statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

ROLLINS, INC. AND SUBSIDIARIES

	For the years ended December 31, 2010, 2009 and 2008			
(in thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Net (Deductions) Recoveries	Balance at End of Period
Year ended December 31, 2010				
Allowance for doubtful accounts	$ 8,672	$ 8,641	$ (7,919)	$ 9,394
Year ended December 31, 2009				
Allowance for doubtful accounts	$ 7,539	$ 9,638	$ (8,505)	$ 8,672
Year ended December 31, 2008				
Allowance for doubtful accounts	$ 6,668	$ 8,984	$ (8,113)	$ 7,539

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
(2)(a)	Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2) (i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended. *
(2)(b)	Asset Purchase Agreement dated as of March 28, 2008 by and among Rollins HT, Inc., Centex Home Services, LLC, HomeTeam Pest Defense, Inc., and HomeTeam Pest Defense, LLC, incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated March 28, 2008.
(3)(i)	(A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.
	(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.
	(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.
	(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006
(ii)	Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3) (i) as filed with its Form 8-K dated October 23, 2007.
(4)	Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.
(10)(a)	Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.
(10)(b)	Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.
(10)(c)	Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(d)	Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(e)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2) (ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.
(10)(f)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(g)	Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(h)	Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

Exhibit Number	Exhibit Description
(10)(i)	Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10.1 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(j)	Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(k)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(l)	Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.
(10)(m)	Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.
(10)(n)	2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.
(10)(o)	Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.
(10)(p)	Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(q)	Summary of Compensation Arrangements with Executive Officers.
(10)(r)	Summary of Compensation Arrangements with Directors.
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	EX-101 Instance Document
(101.SCH)	EX-101 Schema Document
(101.CAL)	EX-101 Calculation Linkbase Document
(101.LAB)	EX-101 Labels Linkbase Document
(101.PRE)	EX-101 Presentation Linkbase Document
(101.DEF)	Ex-101 Definition Linkbase Document

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

Exhibit 31.1

I, Gary W. Rollins, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GARY W. ROLLINS

Gary W. Rollins, Chief Executive Officer,
President and Chief Operating Officer
(Principal Executive Officer)

Date: February 25, 2011

Exhibit 31.2

I, Harry J. Cynkus, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ HARRY J. CYNKUS

Harry J. Cynkus, Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: February 25, 2011

Exhibit 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rollins, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2011

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President
and Chief Operating Officer
(Principal Executive Officer)

Date: February 25, 2011

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Senior Vice President, Chief Financial Officer
and Treasurer
(Principal Financial and Accounting Officer)

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Additional Annual Report Stockholder's Information
(This is not part of the Company's Form 10-K filed with the
Securities and Exchange Commission)

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding our belief the companies we acquired in 2010 will expand our service offerings and presence in critical markets; our expectation to grow our international locations dramatically in the future; our belief that investments in more robust technology will help us work more efficiently, while continuing our sales and service capabilities; our belief that the investments we have made and expect to continue to make will lead to further improvements throughout the Company; our belief that the departure of Glen Rollins will not affect our performance; our belief that we are poised to perform even more positively when the economic rebound occurs; our belief that the implementation of a customer relationship management (CRM) software program will help increase customer satisfaction and retention while reducing the costs of providing our services; the schedule and anticipated positive results from our CRM software roll-out; our belief that investments in more robust technology will ultimately help us work more efficiently while improving sales and service to our customers thereby increasing the value of our Company; and the expected benefits for the planned 2011 technology upgrades. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to us as of such date. The Company assumes no obligation to update any forward-looking statements because of various risks and uncertainties, including, without limitation, the possibility that we may not be able to maintain our competitive position in the future; economic conditions may adversely affect our business; our inability to identify, complete or successfully integrate acquisitions; the effect of adverse weather conditions on our operations; potential inability to attract and retain skilled workers; the possible adverse effect of pending and ongoing litigation; our potential inability to comply with regulatory and environmental laws; and all other risks indentified under the title"Risk Factors" in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

Stockholders' Information

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 12:30 p.m., April 26, 2011, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR

For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:

American Stock Transfer and Trust
6201 15th Street
Brooklyn, NY 11219
866-708-5581

STOCK EXCHANGE INFORMATION

The Common Stock of the Company is listed on the New York Stock Exchange and traded on the Philadelphia, Chicago, and Boston Exchanges under the symbol ROL.

DIVIDEND REINVESTMENT PLAN

This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Investor Relations at the mailing address below.

CORPORATE OFFICES

Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS

Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

TELEPHONE

(404) 888-2000

• Chairman of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee

* Member of the Executive Committee

† Member of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee

+ Member of the Audit Committee

DIRECTORS

HENRY B. TIPPIE•
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. RANDALL ROLLINS*
Chairman of the Board of Rollins, Inc., Chairman of the Board of RPC, Inc. (oil and gas field services) and Chairman of the Board of Marine Products Corporation (boat manufacturing)

WILTON LOONEY†
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

JAMES B. WILLIAMS†
Retired Chairman of the Executive Committee of SunTrust Banks, Inc. (bank holding company)

GARY W. ROLLINS*
Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE+
Retired President of Edwards Baking Company

THOMAS J. LAWLEY, M.D.
Dean of the Emory University School of Medicine since 1996

LARRY L. PRINCE
Retired Chairman of the Board and Chief Executive Officer of Genuine Parts Company

GLEN W. ROLLINS
Former Executive Vice President of Rollins, Inc.
Former President and Chief Executive Officer of Orkin, LLC.

OFFICERS

R. RANDALL ROLLINS – Chairman of the Board

GARY W. ROLLINS – Chief Executive Officer, President and Chief Operating Officer

HARRY J. CYNKUS – Senior Vice President, Chief Financial Officer and Treasurer

TOM LUCZYNSKI – Secretary

EUGENE IAROCCI – Vice President

BOB WANZER – Vice President

JOHN WILSON – Vice President



ROLLINS

ROLLINS INC.
2170 Piedmont Road, NE
Atlanta, GA 30324
www.rollins.com

www.orkin.com
www.orkincanada.com
www.westernpest.com
www.pestdefense.com
www.indfumco.com
www.walthamservices.com
www.cranepestcontrol.com
www.truetechinc.com